Exhibit 99.1

Glossary

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this annual information form:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means this Annual Information Form and the appendices attached hereto.

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta).

“Common Shares” means a common share in the capital of the Company.

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure, and Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of Vermilion Resources Ltd., previously a subsidiary of the company ("VRL"), received 1.89344 common shares for each exchangeable share held.

“Dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share.

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta.

“GLJ Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 14, 2023 and effective December 31, 2022.

“NCIB” means the normal course issuer bid approved by the Toronto Stock Exchange allowing Vermilion to repurchase its common shares.

“Shareholders” means holders from time to time of the Company’s common shares.

“Subsidiary” means, in relation to any person, any corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement.

“Trust Unit” means units in the capital of the Trust.

“Unitholders” means former unitholders of the Trust.

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated.

Vermilion Energy Inc. ■ Page 2 ■ 2022 Annual Information Form

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Production numbers stated refer to Vermilion's working interest share before deduction of crown, freehold, and other royalties. Reserve amounts are gross reserves, stated before deduction of royalties, as at December 31, 2022, based on forecast costs and price assumptions as evaluated in the GLJ Report.

Abbreviations

$M	thousand dollars
$MM	million dollars
°API	an indication of the specific gravity of crude oil measured on the API (American Petroleum Institute) gravity scale
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
mbbl	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point operated by National Grid
NCIB	normal course issuer bid
TTF	the day-ahead price for natural gas at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or information under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

●	capital expenditures;
●	return of capital;
●	business strategies and objectives;
●	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
●	petroleum and natural gas sales;
●	future production levels (including the timing thereof) and rates of average annual production growth;
●	exploration and development plans;
●	acquisition and disposition plans and the timing thereof;
●	operating and other expenses, including the payment of future dividends;
●	royalty, income tax and inflation rates; and
●	the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

●	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
●	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
●	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
●	the timely receipt of required regulatory approvals;
●	the ability of the Company to obtain financing on acceptable terms;
●	foreign currency exchange rates and interest and inflation rates;
●	future crude oil, natural gas liquids and natural gas prices; and
●	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

●	the ability of management to execute its business plan;
●	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
●	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
●	risks inherent in the Company's marketing operations, including credit risk;
●	the uncertainty of reserves estimates and reserves life and associated expenditures;
●	the uncertainty of estimates and projections relating to production, costs and expenses;
●	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
●	the Company's ability to enter into or renew leases on acceptable terms;
●	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest and inflation rates;
●	health, safety and environmental risks;
●	uncertainties as to the availability and cost of financing;
●	the ability of the Company to add production and reserves through exploration and development activities;
●	general economic and business conditions;
●	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
●	uncertainty in amounts and timing of royalty payments;
●	risks associated with existing and potential future law suits and regulatory actions against or involving the Company; and

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●	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

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Presentation of Oil and Gas Information

Oil and gas reserves and production

All oil and natural gas reserve information contained in this annual information form is derived from the GLJ Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Under NI 51-01, disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional Non-GAAP and Other Financial Measures

This AIF includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures disclosed by other issuer. These measures include:

●	Fund flows from operations: Fund flows from operations is a total of segments measure comparable to net earnings and is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, and realized loss on derivatives, add realized gain on foreign exchange and realized other income. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Consolidated Financial Performance Review" section of the December 31, 2022 MD&A available on SEDAR at www.sedar.com.
●	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to GAAP measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Supplemental Table 1: Netbacks" section of the December 31, 2022 MD&A available on SEDAR at www.sedar.com.

In addition, this AIF includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. These non-GAAP financial measures include:

●	Cash dividends per share: Represents actual cash dividends paid per share by the Company during the relevant periods. Information is included in this document by reference, more information can be found within the "Non-GAAP Financial Measures" section of the December 31, 2022 MD&A available on SEDAR at www.sedar.com.
●	Capital expenditures: Represents the sum of drilling and development and exploration and evaluation. Information is included in this document by reference, more information and a reconciliation to primary financial statement measures can be found within the "Non-GAAP Financial Measures" section of the December 31, 2022 MD&A available on SEDAR at www.sedar.com.

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Vermilion's Organizational Structure

Vermilion Energy Inc. is the successor to the Trust, following the completion of the Conversion Arrangement whereby the Trust converted from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.

As at December 31, 2022, Vermilion had 740 full time employees of which 236 employees were located in its Calgary head office, 127 employees in its Canadian field offices, 126 employees in France, 67 employees in the Netherlands, 35 employees in Australia, 24 employees in the United States, 34 employees in Germany, 6 employees in Hungary, 7 employees in Croatia and 78 employees in Ireland.

Vermilion was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

The following is a list of the Company's material subsidiaries and where each material subsidiary was incorporated or formed. The Company holds 100% of the votes attaching to all voting securities of each material subsidiary beneficially owned directly or indirectly by Vermilion.

●	Vermilion Oil & Gas Australia Pty Ltd. (Australia)
●	Vermilion Energy Canada Ltd. (Alberta)
●	Vermilion Energy Germany GmbH & Co. KG (Germany)
●	Vermilion Energy Ireland Limited (Ireland)
●	Vermilion Energy Netherlands B.V. (Netherlands)
●	Vermilion Energy USA LLC (United States)
●	Vermilion Exploration and Production Ireland Limited (Ireland)
●	Vermilion Exploration SAS (France)
●	Vermilion Hungary Southern Battonya Concession Kft. (Hungary)
●	Vermilion Moraine SAS (France)
●	Vermilion Pyrénées SAS (France)
●	Vermilion Rep SAS (France)
●	Vermilion Resources (Alberta)
●	Vermilion Slovakia Exploration s.r.o. (Slovakia)
●	Vermilion Zagreb Exploration d.o.o. (Croatia)
●	Leucrotta Exploration Inc. (Alberta)

Description of the Business

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on, and management of, key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion has operations in two geographic regions: North America and International. Vermilion's business within these regions is managed at the country level through business units which form the basis of the Company's operating segments. These business units and the material crude oil and natural gas properties, facilities and installations in which Vermilion has an interest are discussed below.

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The following table summarizes production, sales, proved reserves, and proved plus probable reserves for each of Vermilion's business units as at and for the year ended December 31, 2022:

							Gross Proved
						Gross Proved	Plus Probable
	Production	Oil sales	NGL sales	Natural gas sales	Sales	Reserves	Reserves
Business Unit	(boe/d)	($ millions)	($ millions)	($ millions)	($ millions)	(mboe)(1)	(mboe)(1)
Canada	52,364	910,863	114,128	319,293	1,344,284	210,335	348,800
France	7,639	365,431	—	—	365,431	29,528	38,954
Netherlands	5,510	2,119	—	560,738	562,857	5,844	13,143
Germany	5,798	62,464	—	418,796	481,260	18,300	32,688
Ireland	4,579	15	—	324,330	324,345	6,728	10,871
Australia	3,995	221,187	—	—	221,187	6,403	12,531
United States	5,207	130,150	19,385	16,698	166,233	34,335	63,244
Central and Eastern Europe	95	—	—	10,797	10,797	1,658	2,557
Total	85,187	1,692,229	133,513	1,650,652	3,476,394	313,129	522,790
North America	57,571	1,041,013	133,513	335,991	1,510,517	244,670	412,045
International	27,616	651,216	—	1,314,661	1,965,877	68,459	110,745
(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Canada Business Unit

Vermilion’s Canadian operations are primarily focused in the West Pembina region of West Central Alberta, in southeast Saskatchewan and Manitoba, and in the Mica property straddling the Alberta and British Columbia borders. In West Pembina, the Company targets condensate-rich Mannville natural gas and Cardium light oil, while in southeast Saskatchewan and Manitoba the Company targets light oil in the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. At Mica, the Company targets tight oil and shale gas in the Montney formation. West Pembina is the Company's main natural gas liquids ("NGL") producing area.

Vermilion holds an average 82% working interest in 796,648 (649,892 net) acres of developed land, and an average 85% working interest in 384,237 (325,777 net) acres of undeveloped land in Canada. Vermilion had 498 (356.5 net) producing conventional natural gas and shale gas wells and 3,005 (1,902.6 net) producing light and medium crude oil wells in Canada as at December 31, 2022.

Vermilion has access to ample facilities and processing capacity across the major plays in its Canadian portfolio. In West Central Alberta, Vermilion's operations are concentrated in core areas where the Company owns and operates the large majority of associated key infrastructure including pipelines, compressor stations, oil batteries and gas plants, many of which have surplus capacity for future production. Furthermore, the Company is interconnected in several locations with third party midstream infrastructure that provides significant capacity for growth. In Saskatchewan, where operations are focused on light crude oil, Vermilion owns and operates an extensive network of pipelines and oil batteries that also have surplus capacity for future production. At Mica, the Company has infrastructure in place for current operations, with short-term growth plans currently being permitted for construction and a long-term development plan in place targeting production of 28,000 boe/d. The Company's high degree of operating control and access to key infrastructure across our Canadian properties allows Vermilion to drive operating efficiencies in the field while supporting future growth opportunities.

During 2022, Vermilion drilled or participated in 65 (55.0 net) wells across our Canadian assets. In 2023, we plan to drill or participate in 22 (18.8 net) light crude oil wells in Saskatchewan, seven (6.1 net) natural gas liquids-rich conventional natural gas wells in Alberta, and seven (7.0 net) tight oil and shale gas wells in the Montney.

United States Business Unit

Vermilion entered the United States in 2014 through the acquisition of land and producing assets in the East Finn crude oil field in the Powder River Basin of northeastern Wyoming and expanded its position through acquisitions of mineral land and producing assets in the Hilight crude oil field, located approximately 40 miles northwest of the East Finn assets, in 2018 and 2021. The Company's assets include 149,043 (122,686 net) acres of land in the Powder River basin, of which 44% is undeveloped. Vermilion had 169 (161.8 net) producing light and medium crude oil wells in the United States as at December 31, 2022. The majority of our working interest ownership in Wyoming is Company operated.

During 2022, Vermilion continued to focus on the Turner Sand development in the Powder River Basin, drilling eight (6.2 net) light and medium crude oil wells on its Hilight asset. In 2023, Vermilion expects to drill 16 (8.2 net) light and medium crude oil wells, including participating in light and medium crude oil wells targeting the Parkman and Niobrara formations.

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France Business Unit

Vermilion entered France in 1997 and completed three additional acquisitions in subsequent years. Vermilion is the largest oil producer in the country with approximately two-thirds of the domestic market share. The Company's oil is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin which is located southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates several oil batteries in the country and, given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds an average 96% working interest in 258,125 (248,873 net) acres of developed land and an average 100% working interest in 106,993 (106,993 net) acres of undeveloped land in the Aquitaine and Paris Basins. Vermilion had 307 (301.0 net) producing light and medium crude oil wells in France as at December 31, 2022.

In 2023, Vermilion intends to continue its ongoing program of workovers and well optimizations. Vermilion seeks to maintain its French production by mitigating declines through workovers and optimizations.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the second largest onshore operator in the country. Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Vermilion's Netherlands assets consist of 28 onshore concessions (100% operated) and 17 offshore concessions (non-operated). Production consists primarily of natural gas with a small amount of associated natural gas liquids. Vermilion’s total land position in the Netherlands covers 1,604,206 (844,409 net) acres at an average 53% working interest, of which 90% is undeveloped. Vermilion had 99 (40.7 net) producing conventional natural gas wells as at December 31, 2022.

During 2022, the Company drilled one (0.5 net) conventional natural gas well in the Netherlands. In 2023, Vermilion plans to drill two (1.0 net) conventional natural gas wells and expects that its inventory of potentially high-impact exploration and development opportunities in the Netherlands will maintain or moderately grow the Company's production base in the country.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of crude oil and natural gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. In 2021, Vermilion completed two minor acquisitions, increasing the Company’s non-operated working interest in certain assets to 50%. Vermilion's natural gas production in Germany is priced off the THE index, which is highly correlated to the TTF benchmark, and Vermilion's light and medium crude oil production is priced with reference to Dated Brent.

Vermilion’s producing assets in Germany consist of operated and non-operated interests in eleven natural gas fields and nine light and medium crude oil fields with extensive infrastructure in place. Vermilion had 70 (58.4 net) producing light and medium crude oil wells and 24 (13.4 net) producing conventional natural gas wells as at December 31, 2022.

Vermilion's land position in northwest Germany is comprised of 107,351 (54,626 net) developed acres and 1,549,929 (706,817 net) undeveloped acres. In addition, the Company holds a 50% equity interest in Hannoversche Erdölleitung GmbH ("HEG"), a joint venture company created in 1959 that collects and transports crude oil through a 185 km network of infrastructure from the Hannover region to rail loading facilities in Hannover.

During 2022, Vermilion drilled three (3.0 net) light and medium crude oil wells and continued to execute various well optimization and workover programs to preserve production. In 2023, Vermilion plans to drill three (2.3 net) wells, including two (2.0 net) light and medium crude oil wells and one (0.3 net) high-prospect conventional natural gas well.

Ireland Business Unit

Vermilion has a 20% operated interest in the offshore Corrib natural gas field and related processing facilities located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board ("CPPIB"), as a result of which Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib.

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Corrib first began natural gas production in late December 2015. Production volumes reached full plant capacity of approximately 350 mmcf/d (gross) at the end of 2016. Production plateaued at this level until decline started at the beginning of 2018. The Corrib field constitutes 100% of Ireland's domestic natural gas production.

On November 29, 2021, Vermilion announced an agreement to acquire an incremental 36.5% working interest in Corrib from Equinor ASA,  increasing the Company's operated ownership to 56.5% and adding approximately 7,700 boe/d of production for total consideration of $556 million, before closing adjustments and contingent payment. The acquisition has an effective date of January 1, 2022, and is anticipated to close in 2023 after all requisite approvals have been received. During 2023, Vermilion plans to continue to focus on facility maintenance and optimization, including a plant turnaround and other non-routine maintenance.

Central and Eastern Europe ("CEE") Business Unit

Vermilion established its CEE business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia.

Vermilion's land position in the CEE consists of 975,374 (975,374 net) acres in Croatia, 614,625 (614,625 net) acres in Hungary and 97,907 (48,954 net) acres in Slovakia. Currently, 99% of Vermilion's land position in the CEE is undeveloped. In 2022, the Company let certain non-prospective licenses in Hungary expire.

During 2022, Vermilion drilled two (2.0 net) conventional natural gas wells in Croatia and three (3.0 net) conventional natural gas wells in Hungary, but none of these exploratory wells encountered commercial hydrocarbons. In Croatia, the Company also continued to advance the planning, design and regulatory work for the gas plant on the SA-10 block in preparation for the tie-in of two previously drilled conventional natural gas wells and executed its 3-D seismic program. In 2023, Vermilion plans to continue its exploratory drilling activity in CEE by drilling three (3.0 net) light and medium crude oil wells in Croatia, along with commissioning the SA-10 gas plant, including the tie-in of the two previously drilled conventional natural gas wells, in late-2023.

Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore crude oil field and related production facilities, located on Western Australia's northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 19 producing well-bores including five dual laterals that are tied into two platforms, Wandoo 'A' and Wandoo 'B'. Wandoo 'B' is permanently manned, houses the required production facilities and incorporates 400,000 bbls of crude oil storage within the platform's concrete gravity structure. The Wandoo 'B' facilities are capable of processing 208,000 bbl/d of total fluid to separate crude oil from produced water. Vermilion's land position in the Wandoo field is comprised of 59,552 acres (gross and net).

In 2022, Vermilion drilled two (2.0 net) light and medium crude oil wells, and does not presently expect to drill any additional Australian wells over the next two years. The Company intends to manage its Australian production and related capital investment programs to achieve corporate targets while meeting long-term supply requirements of our customers.

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General Development of the Business

Three Year History and Outlook

The following describes the development of Vermilion's business over the last three completed financial years.

2020

Vermilion achieved annual production of 95,190 boe/d on total E&D capital investment of $367 million, which was reduced from the original budget of $450 million in response to the global economic slowdown induced by the COVID-19 pandemic.

In early 2020, Vermilion suspended its monthly dividend and announced an $80 to $100 million reduction to its annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and commodity prices.

On May 25, 2020, Vermilion's Board of Directors appointed Lorenzo Donadeo as Executive Chairman and Curtis Hicks as President following the departure of Anthony Marino as President and Chief Executive Officer. Mr. Donadeo is one of the co-founders of Vermilion and served as Chairman of the Board since March 1, 2016. Previously, Mr. Donadeo was the Chief Executive Officer of Vermilion from 2003 to 2016. Mr. Hicks was previously the CFO of Vermilion from 2003 to 2018.

In lieu of filling the role of Chief Executive Officer, Vermilion re-established an Executive Committee consisting of a minimum of five senior executives from within the Company with a mandate to review and approve key organizational, financial, operational and strategic decisions. The re-established Executive Committee included the Executive Chairman, President, Vice President and Chief Financial Officer, Vice President North America, Vice President International and HSE, Vice President European Operations and the Vice President Business Development.

Vermilion continued to build on its track record of industry-leading ESG performance based on rankings by third party ratings agencies in 2020. Vermilion ranked at the top of its peer group in 2020 in the SAM Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2021, which recognizes that our CSA sustainability performance is within the top 15% of our industry (SAM's Upstream Oil & Gas and Integrated category). Vermilion received a rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion was named to the CDP Climate Leadership Level (A-) for the fourth consecutive year in 2020. Vermilion was one of five Canadian oil and gas companies, one of seven oil and gas companies in North America, and one of 20 oil and gas companies globally to achieve this level, ranking Vermilion in the top 10% of oil and gas companies globally. In November 2020, Vermilion released its 2020 Corporate Sustainability Report, marking the Company's 7th year of ESG reporting. The 2020 report highlights Vermilion's ongoing focus on reducing emissions within its operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board.

2021

Vermilion achieved annual production of 85,408 boe/d on total E&D capital investment of $375 million. E&D capital investment in 2021 was limited as the Company focused on preserving liquidity, maximizing free cash flow and reducing debt.

During the third quarter of 2021, the Company completed a strategic acquisition which included 20,000 net acres of land adjacent to its Hilight field in Wyoming, with production of approximately 1,500 boe/d. Total consideration for the acquisition was US$76 million.

On September 8, 2021, Vermilion appointed Dion Hatcher as President effective January 1, 2022, replacing Curtis Hicks as President (who remained with the Company as an advisor until April 1, 2022). At the time of his appointment, Mr. Hatcher had over 25 years of industry experience and had spent the last 15 years in a variety of leadership roles during his tenure at Vermilion, most recently in the role of Vice President, North America.

On November 29, 2021, Vermilion announced an agreement to acquire an incremental 36.5% working interest in Corrib from Equinor ASA, increasing the Company's operated ownership to 56.5% and adding approximately 7,700 boe/d of production for total consideration of $556 million, before closing adjustments and contingent payment. The acquisition has an effective date of January 1, 2022, and is anticipated to close in 2023 after all requisite approvals have been received. This acquisition consolidates interest in a high margin, low decline and low emission asset, while increasing exposure to premium priced European natural gas and rebalances Vermilion's international weighting.

Vermilion continued to deliver superior ESG performance based on rankings by third party rating agencies in 2021. Vermilion ranked at the top of its peer group in 2021 in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2022, which recognizes that our CSA sustainability performance is within the top 15% of our industry (S&P Global’s Upstream Oil & Gas and Integrated category). Vermilion maintained its rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects

Vermilion Energy Inc. ■ Page 11 ■ 2022 Annual Information Form

exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion received a B in 2021 for both CDP Climate and CDP Water submissions, a combined performance that places it tied for the top decile of oil and gas companies globally. In August 2021, Vermilion released its 2021 Sustainability Report, marking the Company's 8th year of ESG reporting. Note that effective in 2022, Vermilion’s reporting in alignment with the Task Force on Climate-related Financial Disclosure relating to: Governance is located in our management proxy circular for our annual meeting of shareholders, and relating to Strategy, Risk Management, and Metrics and Targets in our annual MD&A. This information is also located in the Energy Transition section of our Sustainability Report, available online at www.vermilionenergy.com/sustainability.

2022

Vermilion achieved annual production of 85,187 boe/d on total E&D capital investment of $552 million. During the second quarter of 2022, the Company acquired all of the issued and outstanding securities of Leucrotta Exploration Inc. ("Leucrotta") for total consideration of $500 million. The primary asset acquired pursuant to the Leucrotta acquisition was the Mica property, comprised of 81,000 gross (77,000 net) contiguous acres of Montney mineral rights in the Peace River Arch straddling the Alberta and British Columbia borders. At the time of acquisition, we conservatively identified 275 multi-zone, extended reach, drilling prospects, representing an expected two decades or more of low-risk, self-funding, high-deliverability drilling inventory with strong rates of return.

In March 2022, Vermilion reinstated a quarterly dividend of $0.06 per share, which was subsequently increased to $0.08 per share in August 2022. In July 2022, Vermilion received TSX approval for the NCIB, allowing the Company to purchase up to 16,076,666 common shares, representing approximately 10% of its public float as at June 22, 2022, over a twelve month period commencing on July 6, 2022. In 2022, Vermilion declared $46 million in dividends and repurchased 2.3 million shares pursuant to the NCIB for a total of $72 million.

In April 2022, Vermilion issued US$400 million aggregate principal amount of eight-year senior unsecured notes bearing interest at a rate of 6.875% per annum, extended the maturity date of the Company's revolving credit facility to May 29, 2026 (from May 31, 2024), and reduced the total facility amount to Vermilion's targeted level of $1.6 billion (from $2.1 billion).

Subsequent to year-end, we signed an agreement to sell certain assets in southeast Saskatchewan. The assets are comprised of approximately 5,500 boe/d of non-core light oil production spread across the greater Arcola and Queensdale areas of southeast Saskatchewan. Total cash consideration is $225 million, before closing adjustments. The transaction has an effective date of September 1, 2022 and is expected to close in March 2023.

Vermilion's commitment to reducing the environmental impact of traditional energy production continued to be reflected in superior ESG performance based on rankings by third party rating agencies in 2022. Vermilion ranked top of our peer group in the S&P Global Corporate Sustainability Assessment (“CSA”). The Company improved its rating to "AAA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion received an A- and a B for CDP Climate and CDP Water submissions, respectively. In July 2022, Vermilion released its 2022 Sustainability Report, marking the Company's 9th year of ESG reporting. Note that effective in 2022, Vermilion’s reporting aligned with the Task Force on Climate-related Financial Disclosure relating to Governance (located in our management proxy circular for our annual meeting of shareholders), and relating to Strategy, Risk Management, and Metrics and Targets (located in our annual MD&A). This information is also located in the Energy Transition section of our Sustainability Report, available online at www.vermilionenergy.com/sustainability.

Outlook

In January 2023, Vermilion announced an E&D capital budget for 2023 of $570 million with corresponding production guidance of 87,000 to 91,000 boe/d, assuming a March 31, 2023 closing of the Corrib acquisition. Taking into account the southeast Saskatchewan asset sale and unplanned downtime in Australia, production guidance was revised to 82,000 to 86,000 boe/d with the release of the Company’s annual report in March 2023.

In conjunction with the 2023 budget release, the Company also announced its plan to increase the quarterly dividend to $0.10 per share in Q1 2023 and the resumption of share buybacks under the Company's NCIB. Vermilion's business model continues to allow for flexibility in response to volatile commodity prices and regulatory changes. The Company intends to fund future return of capital and E&D capital investment from internally generated cash flow from operating activities, while allocating a majority of free cash flow to debt reduction until we achieve our next target level of $1.0 billion of net debt, at which time we plan to increase the allocation of capital returned to shareholders.

Vermilion Energy Inc. ■ Page 12 ■ 2022 Annual Information Form

Statement of Reserves Data and Other Oil and Gas Information

Reserves and future net revenue

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 14, 2023 with an effective date of December 31, 2022. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2022 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the GLJ Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance.

Vermilion Energy Inc. ■ Page 13 ■ 2022 Annual Information Form

The following tables may not total due to rounding.

Oil and gas reserves - Gross and net interest (2), based on forecast prices and costs (1)

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	6,403	6,403	—	—	—	—	—	—
Canada	43,804	38,853	17	16	2,488	2,154	235,445	216,455
CEE	—	—	—	—	—	—	522	385
France	24,832	21,843	—	—	—	—	—	—
Germany	4,503	4,378	—	—	—	—	43,627	41,081
Ireland	—	—	—	—	—	—	40,366	40,366
Netherlands	—	—	—	—	—	—	29,382	25,709
United States	7,298	6,068	—	—	—	—	28,743	23,939
Total Proved Developed Producing	86,840	77,545	17	16	2,488	2,154	378,085	347,935
North America	51,102	44,921	17	16	2,488	2,154	264,188	240,395
International	35,738	32,624	—	—	—	—	113,897	107,540

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	6,403	6,403
Canada	59,333	53,077	6,219	5,766	21,322	17,622	117,797	104,528
CEE	—	—	—	—	—	—	87	64
France	—	—	—	—	—	—	24,832	21,843
Germany	—	—	—	—	—	—	11,774	11,225
Ireland	—	—	—	—	—	—	6,728	6,728
Netherlands	—	—	—	—	17	14	4,914	4,299
United States	—	—	—	—	3,992	3,327	16,081	13,385
Total Proved Developed Producing	59,333	53,077	6,219	5,766	25,332	20,964	188,617	168,475
North America	59,333	53,077	6,219	5,766	25,314	20,949	133,879	117,914
International	—	—	—	—	17	14	54,738	50,561

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	2,678	2,280	—	—	—	—	16,094	14,902
CEE	—	—	—	—	—	—	9,423	5,533
France	348	304	—	—	—	—	—	—
Germany	1,146	1,120	—	—	—	—	19,354	18,463
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	5,557	5,102
United States	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	4,172	3,704	—	—	—	—	50,428	44,001
North America	2,678	2,280	—	—	—	—	16,094	14,902
International	1,494	1,424	—	—	—	—	34,334	29,099

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	374	307	820	773	1,322	1,145	6,882	6,089
CEE	—	—	—	—	—	—	1,570	922
France	—	—	—	—	—	—	348	304
Germany	—	—	—	—	—	—	4,372	4,197
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	3	3	930	853
United States	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	374	307	820	773	1,326	1,148	14,101	12,366
North America	374	307	820	773	1,322	1,145	6,882	6,089
International	—	—	—	—	3	3	7,220	6,277

Vermilion Energy Inc. ■ Page 14 ■ 2022 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	36,437	31,187	84	71	3,623	3,292	93,804	85,267
CEE	—	—	—	—	—	—	—	—
France	4,348	3,787	—	—	—	—	—	—
Germany	1,335	1,299	—	—	—	—	4,911	4,603
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—
United States	12,863	10,543	—	—	—	—	18,352	15,044
Total Proved Undeveloped	54,984	46,816	84	71	3,623	3,292	117,067	104,914
North America	49,301	41,730	84	71	3,623	3,292	112,156	100,311
International	5,683	5,086	—	—	—	—	4,911	4,603

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	100,205	88,680	428	342	13,106	11,084	85,656	74,682
CEE	—	—	—	—	—	—	—	—
France	—	—	—	—	—	—	4,348	3,787
Germany	—	—	—	—	—	—	2,154	2,067
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—
United States	—	—	—	—	2,331	1,912	18,253	14,963
Total Proved Undeveloped	100,205	88,680	428	342	15,437	12,996	110,411	95,498
North America	100,205	88,680	428	342	15,437	12,996	103,909	89,645
International	—	—	—	—	—	—	6,501	5,853

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	6,403	6,403	—	—	—	—	—	—
Canada	82,919	72,319	101	88	6,111	5,446	345,342	316,625
CEE	—	—	—	—	—	—	9,945	5,918
France	29,528	25,934	—	—	—	—	—	—
Germany	6,984	6,797	—	—	—	—	67,892	64,148
Ireland	—	—	—	—	—	—	40,366	40,366
Netherlands	—	—	—	—	—	—	34,939	30,811
United States	20,162	16,612	—	—	—	—	47,095	38,983
Total Proved	145,996	128,065	101	88	6,111	5,446	545,580	496,850
North America	103,081	88,931	101	88	6,111	5,446	392,437	355,608
International	42,915	39,134	—	—	—	—	153,142	141,242

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	6,403	6,403
Canada	159,912	142,064	7,467	6,882	35,750	29,852	210,335	185,300
CEE	—	—	—	—	—	—	1,658	986
France	—	—	—	—	—	—	29,528	25,934
Germany	—	—	—	—	—	—	18,300	17,489
Ireland	—	—	—	—	—	—	6,728	6,728
Netherlands	—	—	—	—	21	17	5,844	5,152
United States	—	—	—	—	6,324	5,239	34,335	28,348
Total Proved	159,912	142,064	7,467	6,882	42,094	35,108	313,129	276,339
North America	159,912	142,064	7,467	6,882	42,074	35,091	244,670	213,647
International	—	—	—	—	21	17	68,459	62,691

Vermilion Energy Inc. ■ Page 15 ■ 2022 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	6,129	6,129	—	—	—	—	—	—
Canada	39,445	34,427	31	26	6,431	5,820	218,580	197,152
CEE	—	—	—	—	—	—	5,399	3,142
France	9,426	8,238	—	—	—	—	—	—
Germany	5,431	5,268	—	—	—	—	53,742	49,977
Ireland	—	—	—	—	—	—	24,861	24,861
Netherlands	—	—	—	—	—	—	43,500	39,281
United States	18,511	15,396	—	—	—	—	33,803	28,074
Total Probable	78,942	69,458	31	26	6,431	5,820	379,885	342,486
North America	57,956	49,823	31	26	6,431	5,820	252,383	225,225
International	20,986	19,634	—	—	—	—	127,502	117,261

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	6,129	6,129
Canada	190,472	164,898	2,637	2,427	23,944	19,422	138,465	120,442
CEE	—	—	—	—	—	—	900	524
France	—	—	—	—	—	—	9,426	8,238
Germany	—	—	—	—	—	—	14,388	13,597
Ireland	—	—	—	—	—	—	4,143	4,143
Netherlands	—	—	—	—	50	46	7,300	6,593
United States	—	—	—	—	4,765	3,960	28,910	24,035
Total Probable	190,472	164,898	2,637	2,427	28,759	23,429	209,661	183,701
North America	190,472	164,898	2,637	2,427	28,709	23,383	167,375	144,477
International	—	—	—	—	50	46	42,286	39,224

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	12,531	12,531	—	—	—	—	—	—
Canada	122,363	106,747	132	113	12,542	11,266	563,922	513,776
CEE	—	—	—	—	—	—	15,345	9,061
France	38,954	34,172	—	—	—	—	—	—
Germany	12,416	12,065	—	—	—	—	121,635	114,125
Ireland	—	—	—	—	—	—	65,227	65,227
Netherlands	—	—	—	—	—	—	78,439	70,091
United States	38,673	32,007	—	—	—	—	80,898	67,057
Total Proved Plus Probable	224,937	197,522	132	113	12,542	11,266	925,464	839,337
North America	161,036	138,754	132	113	12,542	11,266	644,820	580,833
International	63,901	58,768	—	—	—	—	280,644	258,503

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	12,531	12,531
Canada	350,384	306,962	10,104	9,309	59,695	49,274	348,800	305,741
CEE	—	—	—	—	—	—	2,557	1,510
France	—	—	—	—	—	—	38,954	34,172
Germany	—	—	—	—	—	—	32,688	31,086
Ireland	—	—	—	—	—	—	10,871	10,871
Netherlands	—	—	—	—	70	63	13,143	11,745
United States	—	—	—	—	11,089	9,200	63,244	52,383
Total Proved Plus Probable	350,384	306,962	10,104	9,309	70,853	58,537	522,790	460,040
North America	350,384	306,962	10,104	9,309	70,783	58,473	412,045	358,124
International	—	—	—	—	70	63	110,745	101,915

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Vermilion Energy Inc. ■ Page 16 ■ 2022 Annual Information Form

(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 17 ■ 2022 Annual Information Form

Net present value of future net revenue - Based on forecast prices and costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	148,335	197,844	217,664	222,190	218,940	126,827	151,432	159,380	158,957	154,450
Canada	3,415,746	2,545,076	2,073,496	1,772,737	1,561,923	3,380,387	2,538,973	2,072,291	1,772,470	1,561,858
CEE	8,273	7,937	7,629	7,347	7,090	8,273	7,937	7,629	7,347	7,090
France	1,036,925	860,047	717,061	609,878	530,012	878,022	741,894	623,676	532,560	463,731
Germany	919,736	861,436	778,339	706,557	648,513	632,678	599,285	534,810	477,681	431,606
Ireland	960,086	873,508	798,449	734,865	681,270	822,400	739,113	667,118	606,398	555,485
Netherlands	428,518	409,869	388,805	368,535	349,995	284,260	273,942	260,139	246,250	233,363
United States	405,523	320,683	264,337	226,199	199,072	405,523	320,683	264,337	226,199	199,072
Total Proved Developed Producing	7,323,142	6,076,400	5,245,779	4,648,308	4,196,815	6,538,370	5,373,260	4,589,380	4,027,864	3,606,655
North America	3,821,269	2,865,759	2,337,833	1,998,936	1,760,995	3,785,910	2,859,656	2,336,628	1,998,670	1,760,930
International	3,501,873	3,210,640	2,907,946	2,649,372	2,435,820	2,752,461	2,513,604	2,252,752	2,029,195	1,845,725
Proved Developed Non-Producing (2) (4) (6)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	224,715	172,621	140,731	119,257	103,845	171,750	149,374	129,722	113,728	100,934
CEE	148,754	132,061	118,412	107,068	97,506	134,226	119,208	106,923	96,711	88,102
France	8,943	8,489	7,011	5,647	4,568	5,869	6,023	4,969	3,910	3,059
Germany	408,281	300,199	227,099	179,880	148,187	267,055	197,328	145,652	111,901	89,378
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	51,705	58,716	58,346	55,842	52,791	16,733	26,435	28,394	27,924	26,661
United States	—	—	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	842,398	672,087	551,598	467,694	406,897	595,633	498,367	415,660	354,175	308,134
North America	224,715	172,621	140,731	119,257	103,845	171,750	149,374	129,722	113,728	100,934
International	617,683	499,466	410,867	348,437	303,052	423,883	348,994	285,938	240,447	207,200
Proved Undeveloped (2) (7)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	2,304,721	1,531,017	1,072,971	783,544	589,446	1,734,123	1,162,373	821,806	604,896	458,002
CEE	—	—	—	—	—	—	—	—	—	—
France	234,607	179,550	138,937	109,305	87,456	170,739	128,765	97,414	74,577	57,863
Germany	139,121	106,201	78,358	58,547	44,604	89,334	68,687	48,838	34,488	24,436
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	—	—	—	—
United States	594,353	375,421	256,139	184,005	136,926	560,269	354,350	242,370	174,587	130,233
Total Proved Undeveloped	3,272,802	2,192,187	1,546,406	1,135,401	858,433	2,554,465	1,714,175	1,210,428	888,547	670,534
North America	2,899,074	1,906,437	1,329,110	967,549	726,372	2,294,392	1,516,723	1,064,176	779,482	588,235
International	373,728	285,750	217,296	167,852	132,061	260,073	197,452	146,252	109,065	82,299
Proved (2)
Australia	148,335	197,844	217,664	222,190	218,940	126,827	151,432	159,380	158,957	154,450
Canada	5,945,182	4,248,714	3,287,198	2,675,537	2,255,214	5,286,260	3,850,719	3,023,819	2,491,094	2,120,795
CEE	157,027	139,998	126,041	114,416	104,597	142,499	127,145	114,552	104,059	95,192
France	1,280,475	1,048,085	863,009	724,830	622,037	1,054,630	876,683	726,058	611,047	524,653
Germany	1,467,138	1,267,836	1,083,796	944,983	841,304	989,067	865,300	729,300	624,071	545,419
Ireland	960,086	873,508	798,449	734,865	681,270	822,400	739,113	667,118	606,398	555,485
Netherlands	480,222	468,585	447,151	424,377	402,785	300,993	300,377	288,533	274,174	260,024
United States	999,876	696,104	520,475	410,205	335,998	965,792	675,033	506,707	400,786	329,304
Total Proved	11,438,342	8,940,674	7,343,782	6,251,403	5,462,145	9,688,468	7,585,802	6,215,468	5,270,586	4,585,323
North America	6,945,058	4,944,818	3,807,674	3,085,742	2,591,212	6,252,051	4,525,753	3,530,526	2,891,880	2,450,099
International	4,493,284	3,995,856	3,536,109	3,165,661	2,870,933	3,436,416	3,060,050	2,684,942	2,378,707	2,135,224

Vermilion Energy Inc. ■ Page 18 ■ 2022 Annual Information Form

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Probable (3)
Australia	256,239	237,913	203,133	168,972	139,955	130,270	118,694	98,317	78,789	62,533
Canada	4,450,549	2,596,715	1,728,277	1,250,576	957,469	3,352,441	1,950,632	1,293,930	933,732	713,706
CEE	78,392	66,126	57,136	50,270	44,849	64,699	54,480	47,015	41,331	36,856
France	624,624	425,801	303,264	224,390	171,494	460,190	310,134	217,320	157,683	117,892
Germany	1,309,243	846,078	583,181	431,009	335,897	877,721	568,059	382,718	275,614	209,295
Ireland	471,085	345,570	259,840	201,211	160,320	357,028	267,836	204,758	160,810	129,767
Netherlands	651,452	476,407	361,302	282,908	227,725	361,363	256,225	188,240	142,849	111,545
United States	1,285,011	714,884	460,109	324,836	243,617	1,019,072	563,259	362,096	256,350	193,257
Total Probable	9,126,593	5,709,495	3,956,243	2,934,172	2,281,325	6,622,785	4,089,319	2,794,394	2,047,159	1,574,851
North America	5,735,559	3,311,599	2,188,386	1,575,412	1,201,086	4,371,513	2,513,891	1,656,026	1,190,083	906,963
International	3,391,034	2,397,896	1,767,856	1,358,760	1,080,239	2,251,272	1,575,428	1,138,368	857,076	667,888
Proved Plus Probable (2) (3)
Australia	404,574	435,757	420,796	391,163	358,895	257,097	270,127	257,697	237,746	216,982
Canada	10,395,731	6,845,428	5,015,475	3,926,113	3,212,684	8,638,701	5,801,351	4,317,749	3,424,826	2,834,501
CEE	235,419	206,125	183,177	164,686	149,446	207,199	181,624	161,567	145,390	132,048
France	1,905,099	1,473,887	1,166,273	949,220	793,530	1,514,820	1,186,817	943,379	768,731	642,545
Germany	2,776,381	2,113,914	1,666,977	1,375,992	1,177,201	1,866,788	1,433,359	1,112,019	899,685	754,714
Ireland	1,431,171	1,219,078	1,058,289	936,076	841,590	1,179,428	1,006,948	871,876	767,208	685,253
Netherlands	1,131,674	944,992	808,453	707,284	630,511	662,356	556,602	476,773	417,023	371,570
United States	2,284,886	1,410,988	980,585	735,041	579,614	1,984,864	1,238,292	868,803	657,136	522,561
Total Proved Plus Probable	20,564,935	14,650,170	11,300,025	9,185,575	7,743,470	16,311,252	11,675,121	9,009,862	7,317,745	6,160,174
North America	12,680,617	8,256,417	5,996,060	4,661,154	3,792,298	10,623,565	7,039,643	5,186,552	4,081,962	3,357,062
International	7,884,318	6,393,753	5,303,965	4,524,421	3,951,172	5,687,688	4,635,478	3,823,310	3,235,783	2,803,112

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 19 ■ 2022 Annual Information Form

Total future net revenue (undiscounted) - Based on forecast prices and costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before Future	Future	After Future
($M)	Revenue	Royalties	Costs (5)	Costs	Costs	Income Taxes	Income Taxes (4)	Income Taxes
Proved (2)
Australia	780,415	—	424,805	—	207,275	148,335	21,508	126,827
Canada	14,002,413	1,877,696	4,563,859	1,258,573	357,104	5,945,182	658,922	5,286,260
CEE	295,614	117,391	16,166	4,688	341	157,027	14,528	142,499
France	3,152,685	381,879	1,188,780	81,284	220,267	1,280,475	225,845	1,054,630
Germany	2,487,146	118,943	624,794	44,058	232,213	1,467,138	478,072	989,067
Ireland	1,183,927	—	139,963	22,627	61,251	960,086	137,687	822,400
Netherlands	1,072,224	159,629	339,481	16,792	76,100	480,222	179,229	300,993
United States	2,868,926	799,863	775,974	262,783	30,430	999,876	34,084	965,792
Total Proved	25,843,351	3,455,400	8,073,823	1,690,806	1,184,980	11,438,342	1,749,875	9,688,468
North America	16,871,339	2,677,558	5,339,833	1,521,356	387,534	6,945,058	693,006	6,252,051
International	8,972,012	777,842	2,733,990	169,450	797,446	4,493,284	1,056,868	3,436,416
Proved Plus Probable (2) (3)
Australia	1,552,738	—	858,692	57,788	231,684	404,574	147,477	257,097
Canada	23,165,965	3,089,145	7,324,103	1,933,710	423,277	10,395,731	1,757,030	8,638,701
CEE	443,092	178,467	24,149	4,688	369	235,419	28,221	207,199
France	4,174,843	510,024	1,354,925	166,112	238,683	1,905,099	390,278	1,514,820
Germany	4,322,377	219,787	932,416	93,857	299,936	2,776,381	909,593	1,866,788
Ireland	1,776,824	—	232,619	44,056	68,978	1,431,171	251,744	1,179,428
Netherlands	2,138,415	267,684	568,545	77,648	92,864	1,131,674	469,318	662,356
United States	5,637,068	1,557,459	1,285,617	466,946	42,160	2,284,886	300,022	1,984,864
Total Proved Plus Probable	43,211,323	5,822,566	12,581,066	2,844,805	1,397,950	20,564,935	4,253,683	16,311,252
North America	28,803,034	4,646,605	8,609,720	2,400,656	465,436	12,680,617	2,057,052	10,623,565
International	14,408,289	1,175,962	3,971,346	444,149	932,514	7,884,318	2,196,631	5,687,688

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Future Income Taxes" are calculated using future net revenue before income taxes as shown, after incorporating Vermilion's existing tax pools, corporate charge-outs, and related expenditures. This calculation applies the year-end statutory rate, taking into account future tax rates already legislated.
(5)	Capital Development Costs include the costs for the drilling, completion, and tie-in of wells, the construction of production and processing facilities, major facilities projects and well workovers. For the purposes of determining Future Net Revenue, costs related to the replacement of certain downhole and facilities equipment as well as facility turnarounds are included in Operating Costs.

Vermilion Energy Inc. ■ Page 20 ■ 2022 Annual Information Form

Future net revenue by product type - Based on forecast prices and costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value ($/boe)
	($M)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil (3)	2,535,555	25.34
Heavy Crude Oil (3)	1,071	36.12
Tight Oil	195,425	17.48
Conventional Natural Gas (4)	2,479,863	34.44
Shale Gas	22,164	11.90
Coal Bed Methane	11,700	10.24
Total Proved Developed Producing	5,245,779	28.16
Proved Developed Non-Producing
Light Crude Oil & Medium Crude Oil (3)	138,222	28.05
Heavy Crude Oil (3)	12	19.50
Tight Oil	—	—
Conventional Natural Gas (4)	411,429	45.86
Shale Gas	551	7.98
Coal Bed Methane	1,384	9.23
Total Proved Developed Non-Producing	551,598	39.20
Proved Undeveloped
Light Crude Oil & Medium Crude Oil (3)	1,233,640	18.73
Heavy Crude Oil (3)	2,378	16.48
Tight Oil	69,084	7.88
Conventional Natural Gas (4)	201,088	11.13
Shale Gas	39,629	2.79
Coal Bed Methane	586	7.50
Total Proved Undeveloped	1,546,406	14.43
Proved
Light Crude Oil & Medium Crude Oil (3)	3,907,417	22.87
Heavy Crude Oil (3)	3,461	19.83
Tight Oil	264,509	13.26
Conventional Natural Gas (4)	3,092,380	31.22
Shale Gas	62,345	3.87
Coal Bed Methane	13,670	9.98
Total Proved	7,343,782	23.88
Probable
Light Crude Oil & Medium Crude Oil (3)	2,126,992	22.24
Heavy Crude Oil (3)	1,252	23.74
Tight Oil	104,941	7.97
Conventional Natural Gas (4)	1,525,085	23.19
Shale Gas	194,654	6.53
Coal Bed Methane	3,319	6.86
Total Probable	3,956,243	19.31
Proved Plus Probable
Light Crude Oil & Medium Crude Oil (3)	6,034,409	22.64
Heavy Crude Oil (3)	4,713	20.74
Tight Oil	369,450	11.16
Conventional Natural Gas (4)	4,617,465	28.02
Shale Gas	256,999	5.59
Coal Bed Methane	16,989	9.16
Total Proved Plus Probable	11,300,025	22.05

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company net reserves. Net present value of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Vermilion Energy Inc. ■ Page 21 ■ 2022 Annual Information Form

Forecast prices used in estimates (1)(2)

	Light Crude Oil & Medium				Conventional Natural Gas
	Crude Oil			Crude Oil	Canada	Europe	Natural Gas Liquids				Inflation Rate	Exchange Rate
	WTI	Edmonton	Cromer	Brent Blend		UK National
	Cushing	Par Price	Light	FOB	AECO	Balancing	Edmonton	Edmonton	Edmonton
	Oklahoma	40˚ API	35˚ API	North Sea	Gas Price	Point	Ethane	Propane	Butane	Edmonton C5+
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/mmbtu)	($US/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	Percent Per Year	USD/CAD	CAD/EUR
2022	94.23	120.03	117.97	101.19	5.56	24.50	19.26	33.78	55.76	105.76	6.90%	0.77	1.37
Forecast
2023	80.33	103.77	104.27	84.67	4.23	33.83	13.75	39.80	53.88	106.22	-%	0.75	1.45
2024	76.71	97.74	98.21	82.69	4.40	27.38	14.33	39.13	52.67	101.35	2.30%	0.77	1.43
2025	73.72	95.27	95.73	81.03	4.21	20.00	13.77	39.74	51.42	98.94	2.00%	0.77	1.44
2026	72.89	95.58	96.03	81.39	4.27	17.30	13.98	39.86	51.61	100.19	2.00%	0.77	1.44
2027	72.89	97.07	97.53	82.65	4.34	16.47	14.20	40.47	52.39	101.74	2.00%	0.78	1.44
2028	72.90	99.01	99.47	84.29	4.43	16.80	14.49	41.28	53.44	103.78	2.00%	0.78	1.44
2029	72.90	100.99	101.46	85.98	4.51	17.14	14.79	42.11	54.51	105.85	2.00%	0.78	1.44
2030	72.89	103.01	103.49	87.70	4.60	17.48	15.09	42.95	55.60	107.97	2.00%	0.78	1.44
2031	72.89	105.07	105.57	89.46	4.69	17.83	15.39	43.81	56.71	110.13	2.00%	0.78	1.44
2032	72.90	106.69	107.19	91.25	4.79	18.19	15.71	44.47	57.56	112.33	2.00%	0.78	1.44
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.78	1.44

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The pricing assumptions above are the January 2023, 3 Consultants' Average pricing which were provided by GLJ, an independent qualified reserves evaluator appointed pursuant to NI 51-101. The consultants are GLJ, Sproule and McDaniel and Associates, all independent qualified reverse evaluators.
(2)	For light crude oil and medium crude oil, the pricing assumptions used are WTI, Edmonton Par Price, Cromer Medium, and Brent Blend. For conventional natural gas in Canada, the pricing assumptions used are AECO and for conventional natural gas in Europe, the pricing assumptions used are National Balancing Point.

For 2022, average realized prices before hedging were:

	Crude	NGLs	Natural gas
Country	oil ($/bbl)	($/bbl)	($/mcf)
Australia	148.15	—	—
Canada	116.04	74.26	6.07
CEE	—	—	52.02
France	132.90	—	—
Germany	128.00	—	43.84
Ireland	—	—	32.34
Netherlands	—	87.13	47.04
United States	121.59	51.00	6.36

Vermilion Energy Inc. ■ Page 22 ■ 2022 Annual Information Form

Reconciliations of changes in reserves

The following tables set forth a reconciliation of the changes by product type (light crude oil and medium crude oil, heavy crude oil, tight oil, conventional natural gas, coal bed methane, shale gas and NGLs) in Vermilion's gross reserves as at December 31, 2022 compared to such reserves as at December 31, 2021 based on the forecast price and cost assumptions set forth in note 3.

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

Australia	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	7,855	4,912	12,768	7,855	4,912	12,768	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	1,690	1,690	—	1,690	1,690	—	—	—	—	—	—
Technical Revisions(6)	6	(474)	(468)	6	(474)	(468)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,458)	—	(1,458)	(1,458)	—	(1,458)	—	—	—	—	—	—
At December 31, 2022	6,403	6,129	12,531	6,403	6,129	12,531	—	—	—	—	—	—

Australia	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—

Australia	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	—	—	—	7,855	4,912	12,768
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	1,690	1,690
Technical Revisions(6)	—	—	—	6	(474)	(468)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(1,458)	—	(1,458)
At December 31, 2022	—	—	—	6,403	6,129	12,531

Vermilion Energy Inc. ■ Page 23 ■ 2022 Annual Information Form

Canada	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	85,575	45,405	130,980	85,471	45,374	130,845	103	31	135	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	4,694	2,952	7,646	1,526	808	2,334	—	—	—	3,168	2,144	5,312
Technical Revisions(6)	738	(6,639)	(5,901)	600	(6,500)	(5,900)	3	(1)	3	134	(138)	(4)
Acquisitions(7)	3,233	4,467	7,700	190	83	273	—	—	—	3,043	4,384	7,427
Dispositions	(26)	(11)	(36)	(26)	(11)	(36)	—	—	—	—	—	—
Economic Factors(8)	1,061	(268)	792	1,060	(309)	750	—	—	—	1	41	42
Production	(6,143)	—	(6,142)	(5,902)	—	(5,902)	(5)	—	(5)	(235)	—	(235)
At December 31, 2022	89,131	45,906	135,038	82,919	39,445	122,364	101	31	132	6,111	6,431	12,542

Canada	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	375,230	231,405	606,635	368,752	229,394	598,146	6,121	1,907	8,029	356	105	461
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	94,637	71,978	166,615	18,739	13,182	31,921	—	—	—	75,898	58,796	134,694
Technical Revisions(6)	4,369	(28,649)	(24,280)	28	(24,577)	(24,549)	645	(3)	642	3,697	(4,070)	(373)
Acquisitions(7)	84,303	134,261	218,563	6	3	8	—	—	—	84,297	134,258	218,555
Dispositions	(155)	(254)	(409)	(155)	(254)	(409)	—	—	—	—	—	—
Economic Factors(8)	6,936	2,948	9,883	5,263	832	6,096	1,618	733	2,351	54	1,383	1,437
Production	(52,598)	—	(52,598)	(47,291)	—	(47,291)	(917)	—	(917)	(4,390)	—	(4,390)
At December 31, 2022	512,721	411,688	924,409	345,342	218,580	563,922	7,467	2,637	10,104	159,912	190,472	350,384

Canada	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	34,231	21,148	55,379	182,344	105,121	287,465
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,922	1,893	4,815	23,389	16,841	40,229
Technical Revisions(6)	859	(1,497)	(638)	2,325	(12,911)	(10,586)
Acquisitions(7)	1,612	2,375	3,986	18,895	29,218	48,113
Dispositions	(10)	(29)	(38)	(61)	(82)	(143)
Economic Factors(8)	340	55	395	2,556	278	2,834
Production	(4,203)	—	(4,203)	(19,113)	—	(19,112)
At December 31, 2022	35,750	23,945	59,695	210,334	138,466	348,800

Vermilion Energy Inc. ■ Page 24 ■ 2022 Annual Information Form

CEE	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—

CEE	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	10,573	5,676	16,250	10,573	5,676	16,250	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(410)	(354)	(764)	(410)	(354)	(764)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	(10)	77	67	(10)	77	67	—	—	—	—	—	—
Production	(208)	—	(208)	(208)	—	(208)	—	—	—	—	—	—
At December 31, 2022	9,945	5,399	15,345	9,945	5,399	15,345	—	—	—	—	—	—

CEE	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	—	—	—	1,762	946	2,708
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	(68)	(59)	(127)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	(2)	13	11
Production	—	—	—	(35)	—	(35)
At December 31, 2022	—	—	—	1,658	900	2,557

Vermilion Energy Inc. ■ Page 25 ■ 2022 Annual Information Form

France	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	33,627	12,218	45,845	33,627	12,218	45,845	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	76	29	105	76	29	105	—	—	—	—	—	—
Technical Revisions(6)	(2,386)	(2,878)	(5,264)	(2,386)	(2,878)	(5,264)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	999	57	1,056	999	57	1,056	—	—	—	—	—	—
Production	(2,788)	—	(2,788)	(2,788)	—	(2,788)	—	—	—	—	—	—
At December 31, 2022	29,528	9,426	38,954	29,528	9,426	38,954	—	—	—	—	—	—

France	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—

France	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	—	—	—	33,627	12,218	45,845
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	76	29	105
Technical Revisions(6)	—	—	—	(2,386)	(2,878)	(5,264)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	999	57	1,056
Production	—	—	—	(2,788)	—	(2,788)
At December 31, 2022	—	—	—	29,528	9,426	38,954

Vermilion Energy Inc. ■ Page 26 ■ 2022 Annual Information Form

Germany	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	6,798	4,815	11,613	6,798	4,815	11,613	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	525	725	1,250	525	725	1,250	—	—	—	—	—	—
Technical Revisions(6)	(202)	(72)	(274)	(202)	(72)	(274)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	387	(36)	351	387	(36)	351	—	—	—	—	—	—
Production	(524)	—	(524)	(524)	—	(524)	—	—	—	—	—	—
At December 31, 2022	6,984	5,431	12,416	6,984	5,431	12,416	—	—	—	—	—	—

Germany	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	72,678	55,943	128,621	72,678	55,943	128,621	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	92	71	163	92	71	163	—	—	—	—	—	—
Technical Revisions(6)	2,397	(1,494)	904	2,397	(1,494)	904	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	2,278	(777)	1,501	2,278	(777)	1,501	—	—	—	—	—	—
Production	(9,554)	—	(9,554)	(9,554)	—	(9,554)	—	—	—	—	—	—
At December 31, 2022	67,892	53,742	121,635	67,892	53,742	121,635	—	—	—	—	—	—

Germany	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	—	—	—	18,911	14,139	33,050
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	540	737	1,277
Technical Revisions(6)	—	—	—	197	(321)	(124)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	767	(166)	601
Production	—	—	—	(2,116)	—	(2,116)
At December 31, 2022	—	—	—	18,300	14,388	32,688

Vermilion Energy Inc. ■ Page 27 ■ 2022 Annual Information Form

Ireland	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—

Ireland	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	50,427	25,431	75,858	50,427	25,431	75,858	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	(33)	(570)	(603)	(33)	(570)	(603)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	(10,029)	—	(10,029)	(10,029)	—	(10,029)	—	—	—	—	—	—
At December 31, 2022	40,366	24,861	65,227	40,366	24,861	65,227	—	—	—	—	—	—

Ireland	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	—	—	—	8,405	4,238	12,643
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	(5)	(95)	(100)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—
Production	—	—	—	(1,671)	—	(1,671)
At December 31, 2022	—	—	—	6,728	4,143	10,871

Vermilion Energy Inc. ■ Page 28 ■ 2022 Annual Information Form

Netherlands	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—

Netherlands	Total Gas (4)		Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	47,522	48,560	96,082	47,522	48,560	96,082	—	—	—	—	—	—
Discoveries	—	—	-	—	—	-	—	—	—	—	—	—
Extensions & Improved Recovery(5)	597	298	895	597	298	895	—	—	—	—	—	—
Technical Revisions(6)	(4,738)	(6,393)	(11,130)	(4,738)	(6,393)	(11,130)	—	—	—	—	—	—
Acquisitions(7)	—	—	-	—	—	-	—	—	—	—	—	—
Dispositions	(104)	(55)	(158)	(104)	(55)	(158)	—	—	—	—	—	—
Economic Factors(8)	3,582	1,089	4,671	3,582	1,089	4,671	—	—	—	—	—	—
Production	(11,921)	—	(11,921)	(11,921)	—	(11,921)	—	—	—	—	—	—
At December 31, 2022	34,939	43,500	78,439	34,939	43,500	78,439	—	—	—	—	—	—

Netherlands	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	93	107	200	8,013	8,200	16,213
Discoveries	-	-	—	-	-	—
Extensions & Improved Recovery(5)	1	-	1	100	50	150
Technical Revisions(6)	(55)	(61)	(115)	(844)	(1,126)	(1,970)
Acquisitions(7)	-	-	—	-	-	—
Dispositions	-	-	—	(17)	(9)	(26)
Economic Factors(8)	6	3	9	603	185	788
Production	(24)	-	(24)	(2,011)	-	(2,011)
At December 31, 2022	21	50	70	5,844	7,300	13,143

Vermilion Energy Inc. ■ Page 29 ■ 2022 Annual Information Form

United States	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	22,735	19,296	42,031	22,735	19,296	42,031	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	2,256	2,414	4,671	2,256	2,414	4,671	—	—	—	—	—	—
Technical Revisions(6)	(4,214)	(3,597)	(7,811)	(4,214)	(3,597)	(7,811)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	446	398	844	446	398	844	—	—	—	—	—	—
Production	(1,061)	—	(1,061)	(1,061)	—	(1,061)	—	—	—	—	—	—
At December 31, 2022	20,162	18,511	38,673	20,162	18,511	38,673	—	—	—	—	—	—

United States	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	62,761	33,370	96,132	62,761	33,370	96,132	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,360	5,163	8,523	3,360	5,163	8,523	—	—	—	—	—	—
Technical Revisions(6)	(17,388)	(7,658)	(25,046)	(17,388)	(7,658)	(25,046)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	988	2,928	3,916	988	2,928	3,916	—	—	—	—	—	—
Production	(2,626)	—	(2,626)	(2,626)	—	(2,626)	—	—	—	—	—	—
At December 31, 2022	47,095	33,803	80,898	47,095	33,803	80,898	—	—	—	—	—	—

United States	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	7,939	4,323	12,262	41,134	29,180	70,315
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	409	640	1,049	3,225	3,914	7,140
Technical Revisions(6)	(1,749)	(568)	(2,316)	(8,861)	(5,442)	(14,302)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors(8)	126	371	496	736	1,257	1,993
Production	(401)	—	(401)	(1,901)	—	(1,901)
At December 31, 2022	6,324	4,765	11,089	34,335	28,910	63,244

Vermilion Energy Inc. ■ Page 30 ■ 2022 Annual Information Form

Total Company	Total Oil (4)		Light & Medium Crude Oil				Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	156,590	86,646	243,236	156,487	86,615	243,102	103	31	135	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	7,552	7,810	15,362	4,384	5,666	10,050	—	—	—	3,168	2,144	5,312
Technical Revisions(6)	(6,058)	(13,661)	(19,719)	(6,196)	(13,522)	(19,718)	3	(1)	3	134	(138)	(4)
Acquisitions(7)	3,233	4,467	7,700	190	83	273	—	—	—	3,043	4,384	7,427
Dispositions	(26)	(11)	(36)	(26)	(11)	(36)	—	—	—	—	—	—
Economic Factors(8)	2,893	151	3,043	2,892	110	3,001	—	—	—	1	41	42
Production	(11,975)	—	(11,974)	(11,734)	—	(11,734)	(5)	—	(5)	(235)	—	(235)
At December 31, 2022	152,208	85,404	237,611	145,996	78,942	224,937	101	31	132	6,111	6,431	12,542

Total Company	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2021	619,192	400,385	1,019,577	612,715	398,373	1,011,088	6,121	1,907	8,029	356	105	461
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	98,686	77,510	176,196	22,788	18,714	41,502	—	—	—	75,898	58,796	134,694
Technical Revisions(6)	(15,802)	(45,118)	(60,920)	(20,144)	(41,045)	(61,189)	645	(3)	642	3,697	(4,070)	(373)
Acquisitions(7)	84,303	134,261	218,563	6	3	8	—	—	—	84,297	134,258	218,555
Dispositions	(259)	(308)	(567)	(259)	(308)	(567)	—	—	—	—	—	—
Economic Factors(8)	13,774	6,264	20,038	12,102	4,148	16,250	1,618	733	2,351	54	1,383	1,437
Production	(86,936)	—	(86,936)	(81,628)	—	(81,628)	(917)	—	(917)	(4,390)	—	(4,390)
At December 31, 2022	712,958	572,994	1,285,952	545,580	379,885	925,464	7,467	2,637	10,104	159,912	190,472	350,384

Total Company	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2021	42,263	25,578	67,841	302,052	178,954	481,007
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,331	2,533	5,864	27,330	23,261	50,592
Technical Revisions(6)	(945)	(2,126)	(3,070)	(9,637)	(23,306)	(32,943)
Acquisitions(7)	1,612	2,375	3,986	18,895	29,218	48,113
Dispositions	(10)	(29)	(38)	(78)	(91)	(169)
Economic Factors(8)	472	429	900	5,659	1,624	7,283
Production	(4,629)	—	(4,629)	(31,093)	—	(31,093)
At December 31, 2022	42,094	28,760	70,854	313,128	209,662	522,790

Vermilion Energy Inc. ■ Page 31 ■ 2022 Annual Information Form

North America	Total Oil (4)		Light & Medium Crude Oil				Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	108,310	64,701	173,011	108,206	64,670	172,876	103	31	135	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	6,950	5,366	12,317	3,782	3,222	7,005	—	—	—	3,168	2,144	5,312
Technical Revisions(6)	(3,476)	(10,236)	(13,713)	(3,614)	(10,097)	(13,711)	3	(1)	3	134	(138)	(4)
Acquisitions(7)	3,233	4,467	7,700	190	83	273	—	—	—	3,043	4,384	7,427
Dispositions	(26)	(11)	(36)	(26)	(11)	(36)	—	—	—	—	—	—
Economic Factors(8)	1,507	130	1,636	1,506	89	1,594	—	—	—	1	41	42
Production	(7,204)	—	(7,204)	(6,963)	—	(6,963)	(5)	—	(5)	(235)	—	(235)
At December 31, 2022	109,293	64,417	173,711	103,081	57,956	161,037	101	31	132	6,111	6,431	12,542

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	437,991	264,776	702,767	431,514	262,764	694,277	6,121	1,907	8,029	356	105	461
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	97,997	77,141	175,138	22,099	18,345	40,444	—	—	—	75,898	58,796	134,694
Technical Revisions(6)	(13,019)	(36,308)	(49,326)	(17,360)	(32,235)	(49,595)	645	(3)	642	3,697	(4,070)	(373)
Acquisitions(7)	84,303	134,261	218,563	6	3	8	—	—	—	84,297	134,258	218,555
Dispositions	(155)	(254)	(409)	(155)	(254)	(409)	—	—	—	—	—	—
Economic Factors(8)	7,924	5,876	13,800	6,252	3,760	10,012	1,618	733	2,351	54	1,383	1,437
Production	(55,225)	—	(55,225)	(49,917)	—	(49,917)	(917)	—	(917)	(4,390)	—	(4,390)
At December 31, 2022	559,816	445,492	1,005,308	392,437	252,383	644,820	7,467	2,637	10,104	159,912	190,472	350,384

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	42,170	25,471	67,641	223,478	134,301	357,780
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	3,331	2,532	5,863	26,614	20,755	47,369
Technical Revisions(6)	(890)	(2,065)	(2,955)	(6,536)	(18,353)	(24,889)
Acquisitions(7)	1,612	2,375	3,986	18,895	29,218	48,113
Dispositions	(10)	(29)	(38)	(61)	(82)	(143)
Economic Factors(8)	466	426	891	3,292	1,535	4,827
Production	(4,605)	—	(4,605)	(21,013)	—	(21,013)
At December 31, 2022	42,074	28,710	70,784	244,669	167,376	412,045

Vermilion Energy Inc. ■ Page 32 ■ 2022 Annual Information Form

	Total Oil (4)		Light & Medium Crude Oil				Heavy Crude Oil			Tight Oil
International	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	48,281	21,945	70,225	48,281	21,945	70,225	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	601	2,444	3,046	601	2,444	3,046	—	—	—	—	—	—
Technical Revisions(6)	(2,582)	(3,424)	(6,007)	(2,582)	(3,424)	(6,007)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(8)	1,386	21	1,407	1,386	21	1,407	—	—	—	—	—	—
Production	(4,771)	—	(4,771)	(4,771)	—	(4,771)	—	—	—	—	—	—
At December 31, 2022	42,915	20,986	63,901	42,915	20,986	63,901	—	—	—	—	—	—

	Total Gas (4)		Conventional Natural Gas				Coal Bed Methane (5)			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	181,201	135,609	316,810	181,201	135,609	316,810	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery(5)	689	369	1,058	689	369	1,058	—	—	—	—	—	—
Technical Revisions(6)	(2,784)	(8,810)	(11,594)	(2,784)	(8,810)	(11,594)	—	—	—	—	—	—
Acquisitions(7)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	(104)	(55)	(158)	(104)	(55)	(158)	—	—	—	—	—	—
Economic Factors(8)	5,850	388	6,239	5,850	388	6,239	—	—	—	—	—	—
Production	(31,711)	—	(31,711)	(31,711)	—	(31,711)	—	—	—	—	—	—
At December 31, 2022	153,142	127,502	280,644	153,142	127,502	280,644	—	—	—	—	—	—

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2021	93	107	200	78,574	44,653	123,227
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery(5)	1	—	1	717	2,506	3,223
Technical Revisions(6)	(55)	(61)	(115)	(3,101)	(4,953)	(8,054)
Acquisitions(7)	—	—	—	—	—	—
Dispositions	—	—	—	(17)	(9)	(26)
Economic Factors(8)	6	3	9	2,367	89	2,456
Production	(24)	—	(24)	(10,080)	—	(10,080)
At December 31, 2022	21	50	70	68,459	42,286	110,745

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(4)	“Total Oil” is the sum of Light Crude Oil and Medium Crude Oil, Heavy Crude Oil and Tight Oil. For reporting purposes, and “Total Gas” is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.
(5)	“Extensions & Improved Recovery" are additions following the Corporation's acquisition in the Montney, the extension additions were primarily driven by inventory locations in this new asset to align with the higher capital allocation Vermilion has assigned to these assets.
(6)	"Technical Revisions" are negative revisions that were predominately related to a modified capital allocation plan. Higher risk assets with lower profitability in predominantly Saskatchewan and the United States were moved out of our near term development plans from our reserves. This is due to the acquired Montney assets, which are viewed as more profitable and high-graded opportunities in the portfolio and will receive higher capital allocation.
(7)	"Acquisitions" are due to a major acquisition completed by the Corporation targeting the Montney formation, which included producing reserves and undeveloped bookings.
(8)	"Economic factors" are positive revisions that were seen in all countries with an improved market price outlook on all commodities vs prior year.

Vermilion Energy Inc. ■ Page 33 ■ 2022 Annual Information Form

Undeveloped reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following three years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to a level that favourably ranks the project against other projects in Vermilion's inventory. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of initial undeveloped reserves assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil & Medium Crude Oil		Heavy Crude Oil		Tight Oil		Conventional Natural Gas
	First		First		First		First
	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)	Attributed (1)	Booked (mbbl)
Proved
2020	4,750	50,919	—	43	—	—	20,851	128,421
2021	6,645	60,945	—	85	—	—	21,123	134,249
2022	3,212	54,984	—	84	3,623	3,623	13,303	117,067
Probable
2020	2,835	55,447	—	68	—	—	39,583	256,151
2021	1,551	56,057	—	24	—	—	27,387	226,458
2022	5,564	52,006	—	25	6,060	6,060	18,380	213,689

	Shale Gas		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	First	Booked	First	Booked	First	Booked	First	Booked
	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mmcf)	Attributed (1)	(mboe)
Proved
2020	—		—	446	875	14,708	9,100	87,147
2021	—		—	376	2,118	14,502	12,284	97,970
2022	100,205	100,205	—	428	3,652	15,437	29,405	110,411
Probable
2020	—	—	—	121	2,413	17,866	11,845	116,092
2021		—	—	109	2,155	16,293	8,271	110,136
2022	179,177	179,177	—	120	6,384	19,451	50,934	143,041

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Future development costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs). The future development cost estimates disclosed below are associated with reserves as evaluated by GLJ. The future development cost estimates will differ from the costs ultimately incurred by Vermilion due to a number of factors, including costs incurred for properties that do not have associated reserves as evaluated by GLJ and economic factors that may alter development pace and project selection.

Vermilion Energy Inc. ■ Page 34 ■ 2022 Annual Information Form

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion’s existing credit facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Australia
2023	—	—
2024	—	57,788
2025	—	—
2026	—	—
2027	—	—
Remainder	—	—
Australia total for all years undiscounted	—	57,788
Canada
2023	287,862	345,300
2024	367,183	539,121
2025	297,636	486,570
2026	163,739	307,267
2027	60,577	145,037
Remainder	81,576	110,415
Canada total for all years undiscounted	1,258,573	1,933,710
CEE
2023	4,688	4,688
2024	—	—
2025	—	—
2026	—	—
2027	—	—
Remainder	—	—
CEE total for all years undiscounted	4,688	4,688
France
2023	15,986	26,889
2024	23,919	41,976
2025	12,931	23,408
2026	17,006	42,656
2027	11,442	22,035
Remainder	—	9,147
France total for all years undiscounted	81,284	166,112
Germany
2023	9,512	15,327
2024	14,776	27,234
2025	3,056	11,850
2026	13,985	17,969
2027	2,729	21,476
Remainder	—	—
Germany for all years undiscounted	44,058	93,857

Vermilion Energy Inc. ■ Page 35 ■ 2022 Annual Information Form

	Total Proved	Total Proved Plus Probable
($M)	Estimated Using Forecast Prices and Costs(1)	Estimated Using Forecast Prices and Costs (1)
Ireland
2023	4,245	4,245
2024	2,852	2,852
2025	7,527	7,527
2026	7,692	29,121
2027	312	312
Remainder	—	—
Ireland total for all years undiscounted	22,627	44,056
Netherlands
2023	14,020	16,273
2024	1,486	1,486
2025	447	12,874
2026	328	14,657
2027	237	11,342
Remainder	275	21,016
Netherlands total for all years undiscounted	16,792	77,648
United States
2023	30,002	62,458
2024	48,231	48,231
2025	78,624	105,904
2026	76,166	143,945
2027	29,760	106,407
Remainder	—	—
United States total for all years undiscounted	262,783	466,946
Total Company
2023	366,315	475,181
2024	458,446	718,688
2025	400,220	648,133
2026	278,916	555,616
2027	105,057	306,609
Remainder	81,851	140,579
Total for all years undiscounted	1,690,806	2,844,805
North America
2023	317,864	407,758
2024	415,414	587,352
2025	376,260	592,474
2026	239,905	451,213
2027	90,337	251,443
Remainder	81,576	110,415
North America total for all years undiscounted	1,521,356	2,400,656
International
2023	48,452	67,422
2024	43,032	131,336
2025	23,960	55,659
2026	39,010	104,403
2027	14,720	55,166
Remainder	275	30,163
International total for all years undiscounted	169,450	444,149

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are detailed in “Forecast Prices used in Estimates”.

Vermilion Energy Inc. ■ Page 36 ■ 2022 Annual Information Form

Crude oil and natural gas properties and wells

The following table sets forth the number of wells (based on wellbores) in which Vermilion held a working interest as at December 31, 2022:

	Crude Oil				Natural Gas
	Producing		Non-Producing (4)		Producing		Non-Producing (4)
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Canada
Alberta	386	271	129	89	495	354	313	219
Saskatchewan	2,608	1,621	2,491	1,617	—	—	23	15
British Columbia	11	11	3	3	3	3	3	3
Total Canada	3,005	1,903	2,623	1,710	498	357	339	237
Australia (1)	22	22	1	1	—	—	1	1
Croatia	—	—	—	—	—	—	2	2
France	307	301	125	124	—	—	3	3
Germany	70	58	116	95	24	13	6	3
Ireland (1)	—	—	—	—	6	1	—	—
Netherlands	—	—	—	—	99	41	125	71
Hungary	—	—	—	—	2	1	—	—
United States	169	162	74	70	—	—	—	—
Total Vermilion	3,573	2,446	2,939	1,999	629	413	476	317
North America	3,174	2,064	2,697	1,780	498	357	339	237
International	399	381	242	220	131	57	137	80

Notes:

(1)	Wells for Australia and Ireland are located offshore.
(2)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(3)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(4)	Non-producing wells include wells which are capable of producing, but which are currently not producing, and are re-evaluated with respect to future commodity prices, proximity to facility infrastructure, design of future exploration and development programs, and access to capital.

Costs incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2022:

	Acquisition Costs for Proved	Acquisition Costs for Unproved	Exploration	Development	Total
($M)	Properties	Properties	Costs	Costs	Costs
Australia	—	—	—	95,173	95,173
Canada	531,348	—	—	275,203	806,551
Croatia	—	—	15,132		15,132
France	—	—	2	44,250	44,252
Germany	3,857	—	1,070	25,087	30,014
Hungary	—	—	7,352	331	7,683
Ireland	2,726	—	—	3,030	5,756
Netherlands	707	—	23	21,629	22,359
Slovakia	—	—	182		183
United States	1,075	—	—	63,353	64,428
Total	539,713	—	23,761	528,056	1,091,531
North America	532,423	—	—	338,556	870,979
International	7,290	—	23,761	189,500	220,552

Vermilion Energy Inc. ■ Page 37 ■ 2022 Annual Information Form

Acreage

The following table summarizes the acreage for the year ended December 31, 2022:

	Developed (1)		Undeveloped		Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)(4)	Net (3)(4)
Australia	20,164	20,164	39,389	39,389	59,552	59,552
Canada	796,648	649,892	384,237	325,777	1,180,885	975,668
Croatia	6,487	6,487	968,888	968,888	975,374	975,374
France	258,125	248,873	106,993	106,993	365,117	355,865
Germany	107,351	54,626	1,549,929	706,817	1,657,280	761,443
Hungary	1,220	1,220	613,405	613,405	614,625	614,625
Ireland	7,200	1,440	—	—	7,200	1,440
Netherlands	158,582	63,311	1,445,624	781,097	1,604,206	844,409
Slovakia	—	—	97,907	48,954	97,907	48,954
United States	83,759	69,731	65,284	52,955	149,043	122,686
Total	1,439,534	1,115,743	5,271,655	3,644,273	6,711,189	4,760,016
North America	880,407	719,623	449,521	378,732	1,329,928	1,098,354
International	559,129	396,121	4,822,135	3,265,543	5,381,261	3,661,662

Notes:

(1)	“Developed” means the acreage assigned to productive wells based on applicable regulations.
(2)	“Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.
(3)	“Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.
(4)	When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Vermilion Energy Inc. ■ Page 38 ■ 2022 Annual Information Form

Exploration and development activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2022 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	—	—	2.0	2.0
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Australia	—	—	2.0	2.0
Canada
Oil	—	—	61.0	38.1
Gas	—	—	21.0	18.0
Service	—	—	—	—
Dry Holes	—	—	—	—
Total Canada	—	—	82.0	56.1
Croatia
Oil	—	—	—	—
Gas	—	—	—	—
Dry holes	1.0	1.0	—	—
Total Croatia	2.0	2.0	—	—
France
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total France	—	—	—	—
Germany
Oil	1.0	—	2.0	—
Gas	—	—	—	—
Service	—	—	—	—
Dry Holes	—	—	—	—
Total Germany	1.0	—	2.0	—
Hungary
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	3.0	3.0	—	—
Total Hungary	3.0	3.0	—	—
Ireland
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Ireland	—	—	—	—
Netherlands
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Netherlands	—	—	—	—
United States
Oil	—	—	6.0	5.8
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total United States	—	—	6.0	5.8

Vermilion Energy Inc. ■ Page 39 ■ 2022 Annual Information Form

Total Company
Oil	1.0	—	71.0	45.9
Gas	—	—	21.0	18.0
Service	—	—	—	—
Dry Holes	4.0	4.0	—	—
Total Company	6.0	5.0	92.0	63.9
North America
Oil	—	—	67.0	43.9
Gas	—	—	21.0	18.0
Service	—	—	—	—
Dry Holes	—	—	—	—
Total North America	—	—	88.0	61.9
International
Oil	1.0	—	4.0	2.0
Gas	—	—	—	—
Service	—	—	—	—
Dry Holes	4.0	4.0	—	—
Total International	6.0	5.0	4.0	2.0

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Properties with no attributed reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2022:

Country	Gross Acres (1)	Net Acres (2)
Australia	39,389	39,389
Canada	384,237	325,777
Croatia	968,888	968,888
France	106,993	106,993
Germany	1,549,929	706,817
Hungary	613,405	613,405
Ireland	—	—
Netherlands	1,445,624	781,097
Slovakia	97,907	48,954
United States	65,284	52,955
Total	5,271,655	3,644,273
North America	449,521	378,732
International	4,822,135	3,265,543

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop, and exploit approximately 94,009 (89,806 net) acres in Canada, 466,770 (466,770 net) acres in Croatia, 322,437 (322,437 net) acres in Hungary, 49,395 (27,167 net) acres in France, and 5,414 (4,202 net) acres in the United States to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. Work commitments on these lands are categorized as seismic acquisition, geophysical studies, or well commitments. No such rights are expected to expire within one year for Australia, Germany, Ireland, the Netherlands, and Slovakia. Vermilion currently has no material work commitments in Australia, Canada, Ireland, the Netherlands and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $43.0 million in the next year.

Vermilion’s properties with no attributed reserves do not have any significant abandonment and reclamation costs. All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized.

Vermilion Energy Inc. ■ Page 40 ■ 2022 Annual Information Form

Production estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2023 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the GLJ Report:

	Light Crude Oil &			Conventional	Shale	Coal Bed	Natural Gas
	Medium Crude Oil	Heavy Crude Oil	Tight Oil	Natural Gas	Natural Gas	Methane	Liquids	BOE
	(bbl/d)	(bbl/d)	(bbl/d)	(mcf/d)	(mcf/d)	(mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	3,684	—	—	—	—	—	—	3,684
Probable	123	—	—	—	—	—	—	123
Proved Plus Probable	3,807	—	—	—	—	—	—	3,807
Canada
Proved	18,518	12	1,699	113,520	36,317	2,207	10,876	56,446
Probable	2,372	—	83	17,057	613	43	1,385	6,792
Proved Plus Probable	20,891	12	1,781	130,577	36,931	2,251	12,261	63,238
CEE
Proved	—	—	—	575	—	—	—	96
Probable	—	—	—	25	—	—	—	4
Proved Plus Probable	—	—	—	600	—	—	—	100
France
Proved	7,940	—	—	—	—	—	—	7,940
Probable	212	—	—	—	—	—	—	212
Proved Plus Probable	8,152	—	—	—	—	—	—	8,152
Germany
Proved	1,757	—	—	24,210	—	—	—	5,792
Probable	648	—	—	1,209	—	—	—	849
Proved Plus Probable	2,405	—	—	25,419	—	—	—	6,641
Ireland
Proved	—	—	—	21,241	—	—	—	3,540
Probable	—	—	—	281	—	—	—	47
Proved Plus Probable	—	—	—	21,522	—	—	—	3,587
Netherlands
Proved	—	—	—	24,310	—	—	18	4,070
Probable	—	—	—	2,859	—	—	3	479
Proved Plus Probable	—	—	—	27,169	—	—	21	4,549
United States
Proved	3,190	—	—	8,244	—	—	1,104	5,668
Probable	1,436	—	—	1,588	—	—	251	1,951
Proved Plus Probable	4,626	—	—	9,832	—	—	1,354	7,619
Corporate
Proved	35,090	12	1,699	192,100	36,317	2,207	11,998	87,236
Probable	4,791	—	83	23,019	613	43	1,638	10,458
Proved Plus Probable	39,881	12	1,781	215,120	36,931	2,251	13,637	97,694
North America
Proved	21,709	12	1,699	121,764	36,317	2,207	11,980	62,114
Probable	3,808	—	83	18,645	613	43	1,635	8,743
Proved Plus Probable	25,517	12	1,781	140,409	36,931	2,251	13,615	70,857
International
Proved	13,381	—	—	70,336	—	—	18	25,122
Probable	983	—	—	4,374	—	—	3	1,715
Proved Plus Probable	14,364	—	—	74,710	—	—	21	26,837

Vermilion Energy Inc. ■ Page 41 ■ 2022 Annual Information Form

Production history

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs, and netbacks received by Vermilion for each quarter of its most recently completed financial year:

	Three Months Ended March 31, 2022	Three Months Ended June 31, 2022	Three Months Ended September 31, 2022	Three Months Ended December 31, 2022
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	3,888	2,465	4,763	4,847
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	147.16	166.75	155.29	139.95
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	39.59	56.38	40.98	31.23
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	107.57	110.37	114.31	108.72
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	15,980	17,042	16,835	17,448
Conventional Natural Gas (mmcf/d)	140.55	143.94	145.04	146.81
Natural Gas Liquids (bbl/d)	12,178	12,028	11,074	10,804
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	110.21	135.64	113.83	104.48
Conventional Natural Gas ($/mcf)	4.82	7.15	6.31	5.96
Natural Gas Liquids ($/bbl)	74.29	82.82	71.02	68.13
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	16.25	19.47	17.69	14.65
Conventional Natural Gas ($/mcf)	0.50	0.52	0.71	0.16
Natural Gas Liquids ($/bbl)	16.90	15.65	17.74	13.17
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	1.54	1.75	1.74	1.91
Conventional Natural Gas ($/mcf)	0.20	0.25	0.29	0.36
Natural Gas Liquids ($/bbl)	1.17	1.24	1.14	1.19
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	8.99	8.87	10.37	10.53
Conventional Natural Gas ($/mcf)	1.23	1.19	1.66	1.41
Natural Gas Liquids ($/bbl)	6.85	6.26	6.82	6.52
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	83.43	105.54	84.04	77.38
Conventional Natural Gas ($/mcf)	2.89	5.19	3.65	4.03
Natural Gas Liquids ($/bbl)	49.37	59.67	45.31	47.25

Vermilion Energy Inc. ■ Page 42 ■ 2022 Annual Information Form

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2022	June 31, 2022	September 31, 2022	December 31, 2022
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	8,389	8,126	6,818	7,247
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	133.41	141.80	135.49	119.68
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	12.53	16.30	15.51	14.27
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	6.84	8.02	7.28	7.05
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	21.58	21.12	21.57	19.41
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	92.46	96.36	91.13	78.95
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	1,158	1,331	1,764	1,481
Conventional Natural Gas (mmcf/d)	26.95	25.36	26.54	25.86
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	128.15	140.17	134.17	114.67
Conventional Natural Gas ($/mcf)	33.98	35.45	62.13	43.24
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	2.07	3.20	2.65	2.64
Conventional Natural Gas ($/mcf)	2.00	2.05	1.79	2.52
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	11.08	8.86	8.25	13.67
Conventional Natural Gas ($/mcf)	0.30	0.46	0.53	0.61
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	25.43	21.93	15.77	17.53
Conventional Natural Gas ($/mcf)	2.43	3.64	2.94	4.42
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	89.57	106.18	107.50	80.83
Conventional Natural Gas ($/mcf)	29.25	29.30	56.87	35.69
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 43 ■ 2022 Annual Information Form

	Three Months Ended March 31, 2022	Three Months Ended June 31, 2022	Three Months Ended September 31, 2022	Three Months Ended December 31, 2022
Hungary
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	0.34	0.64	0.63	0.67
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	30.79	43.18	64.42	59.43
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	9.00	8.13	27.64	18.78
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	11.20	7.56	8.53	6.80
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	19.59	35.62	55.89	52.63
Natural Gas Liquids ($/bbl)	—	—	—	—
Ireland
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	30.26	27.93	25.74	26.04
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	38.20	20.96	43.20	27.02
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.36	0.37	0.38	0.31
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.41	1.31	1.99	1.96
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	36.43	19.28	40.83	24.75
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 44 ■ 2022 Annual Information Form

	Three Months Ended March 31, 2022	Three Months Ended June 31, 2022	Three Months Ended September 31, 2022	Three Months Ended December 31, 2022
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	39.03	35.22	29.15	27.41
Natural Gas Liquids (bbl/d)	84	60	74	49
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	37.57	38.91	68.73	47.47
Natural Gas Liquids ($/bbl)	78.45	110.99	139.28	(6.47)
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	0.20
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	2.98	3.43	4.92	4.45
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	34.59	35.48	63.81	42.82
Natural Gas Liquids ($/bbl)	78.45	110.99	139.28	(6.47)
United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	2,675	2,846	2,824	3,282
Conventional Natural Gas (mmcf/d)	7.56	6.74	7.03	7.45
Natural Gas Liquids (bbl/d)	1,080	998	1,066	1,254
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	112.64	140.04	119.80	114.41
Conventional Natural Gas ($/mcf)	4.48	6.76	8.33	6.00
Natural Gas Liquids ($/bbl)	46.97	55.89	52.01	49.72
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	28.04	37.16	5.33	5.87
Conventional Natural Gas ($/mcf)	1.40	1.86	2.42	1.85
Natural Gas Liquids ($/bbl)	1.19	1.12	1.38	1.51
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	0.61	0.34	0.15	0.17
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	0.24	0.12	0.05	0.06
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	8.04	9.28	11.46	13.01
Conventional Natural Gas ($/mcf)	1.87	1.92	2.61	2.75
Natural Gas Liquids ($/bbl)	3.25	3.25	4.33	4.97
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	75.95	93.26	102.86	95.36
Conventional Natural Gas ($/mcf)	1.21	2.98	3.30	1.40
Natural Gas Liquids ($/bbl)	42.28	51.40	46.24	43.18

Vermilion Energy Inc. ■ Page 45 ■ 2022 Annual Information Form

	Three Months Ended March 31, 2022	Three Months Ended June 31, 2022	Three Months Ended September 31, 2022	Three Months Ended December 31, 2022
Total Company
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	32,091	31,811	33,003	34,305
Conventional Natural Gas (mmcf/d)	244.69	239.83	234.12	234.23
Natural Gas Liquids (bbl/d)	13,341	13,086	12,213	12,107
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	117.80	139.02	116.79	124.76
Conventional Natural Gas ($/mcf)	17.41	16.50	24.68	17.43
Natural Gas Liquids ($/bbl)	72.10	80.89	69.77	65.93
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	27.14	33.59	29.95	26.57
Conventional Natural Gas ($/mcf)	0.56	0.60	0.79	0.51
Natural Gas Liquids ($/bbl)	18.09	16.77	19.12	14.68
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.29	2.60	2.45	2.44
Conventional Natural Gas ($/mcf)	0.20	0.24	0.28	0.33
Natural Gas Liquids ($/bbl)	0.95	1.07	0.91	0.86
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	13.17	13.03	14.04	14.50
Conventional Natural Gas ($/mcf)	1.70	1.83	2.29	2.21
Natural Gas Liquids ($/bbl)	5.48	5.36	5.20	5.12
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	75.19	89.80	70.34	81.24
Conventional Natural Gas ($/mcf)	14.95	13.83	21.32	14.38
Natural Gas Liquids ($/bbl)	47.58	57.69	44.55	45.27
North America
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	18,655	19,888	19,659	20,730
Conventional Natural Gas (mmcf/d)	148.11	150.68	152.07	154.26
Natural Gas Liquids (bbl/d)	13,258	13,026	12,140	12,058
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	110.55	136.27	114.69	106.05
Conventional Natural Gas ($/mcf)	4.80	7.13	6.41	5.96
Natural Gas Liquids ($/bbl)	71.27	80.75	70.11	66.94
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	17.94	22.00	19.71	17.27
Conventional Natural Gas ($/mcf)	0.55	0.58	0.79	0.24
Natural Gas Liquids ($/bbl)	16.44	15.48	17.64	13.30
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.97	3.14	2.83	2.92
Conventional Natural Gas ($/mcf)	0.19	0.24	0.28	0.34
Natural Gas Liquids ($/bbl)	1.80	2.02	2.14	2.35
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	8.85	8.93	10.53	10.92
Conventional Natural Gas ($/mcf)	1.26	1.22	1.70	1.47
Natural Gas Liquids ($/bbl)	6.56	6.03	6.60	6.36
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	80.79	102.20	81.62	74.94
Conventional Natural Gas ($/mcf)	2.80	5.09	3.64	3.90
Natural Gas Liquids ($/bbl)	46.48	57.22	43.74	44.93

Vermilion Energy Inc. ■ Page 46 ■ 2022 Annual Information Form

	Three Months Ended March 31, 2022	Three Months Ended June 31, 2022	Three Months Ended September 31, 2022	Three Months Ended December 31, 2022
International
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	13,436	11,923	13,345	13,575
Conventional Natural Gas (mmcf/d)	96.58	89.15	82.05	79.97
Natural Gas Liquids (bbl/d)	83	60	74	49
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	127.86	143.62	119.88	153.32
Conventional Natural Gas ($/mcf)	36.75	32.33	58.55	39.54
Natural Gas Liquids ($/bbl)	77.09	109.83	140.33	(3.14)
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	7.37	11.31	8.75	7.77
Conventional Natural Gas ($/mcf)	0.59	0.64	0.79	1.04
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	5.43	6.94	5.39	5.99
Conventional Natural Gas ($/mcf)	0.20	0.25	0.29	0.30
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	27.12	28.50	27.73	23.43
Conventional Natural Gas ($/mcf)	2.36	2.86	3.39	3.65
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	87.94	96.87	78.01	116.13
Conventional Natural Gas ($/mcf)	33.59	28.59	54.09	34.55
Natural Gas Liquids ($/bbl)	77.09	109.83	140.33	(3.14)

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

Vermilion’s outstanding risk management positions as at December 31, 2022 are summarized in Supplemental Table 2: Hedges, included in the Company’s 2022 Management’s Discussion and Analysis, dated March 8, 2023, available on SEDAR at www.sedar.com, under Vermilion’s SEDAR profile.

Vermilion Energy Inc. ■ Page 47 ■ 2022 Annual Information Form

Directors and Officers

As at January 31, 2023, the directors and officers of Vermilion beneficially owned, or controlled or directed, directly or indirectly, 991,619 common shares representing approximately 0.6% of the issued and outstanding common shares.

Set forth below is certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following tables for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Board of Directors

Vermilion’s Board of Directors currently consists of ten directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Robert Michaleski Calgary, Alberta Canada	(1) (3) (5)	Director	2016

2000 to 2020, Director of Pembina Pipeline Corporation

2013 to 2018, Director of United Way of Calgary and Area, a non-profit organization

Since 2012, Director of Essential Energy Services Ltd., a public oilfield services company

Since 2003, Director of Coril Holdings Ltd., a private investment company

Dion Hatcher Calgary, Alberta Canada		President & Chief Executive Officer and Director	2023

Since March 2023, President & Chief Executive Officer of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021 Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

James J. Kleckner Jr. Edwards, Colorado USA	(7) (9)	Director	2021

Since 2021, Director of Great Western Petroleum, a public oil and gas company

2019 to 2021, Director of Parsley Energy, a public oil and gas company

2018 to 2020, Chief Executive Officer of Jagged Peak Energy Inc., a public oil and gas company

2018 to 2020, Director of Jagged Peak Energy Inc., a public oil and gas company

2016 to 2019, Director of Delonex Energy Ltd., a private oil and gas company

Carin S. Knickel Golden, Colorado USA	(4) (7) (11)	Director	2018

Since 2015, Director of Hudbay Minerals, Inc., a public mining company

2015 to 2020, Director of Whiting Petroleum, a public oil and gas company

Since 2014, Director of National MS Society (Colorado/Wyoming Chapter), a non-profit organization

Stephen Larke Calgary, Alberta Canada	(3) (5) (10)	Director	2017

Since 2020, Director of Headwater Exploration Inc., a public oil and gas company

Since 2019, Director of Topaz Energy Corp., a public energy company

2017 to 2018, Operating Partner and Advisory Board Member, Azimuth Capital Management, a private equity fund

Timothy R. Marchant Calgary, Alberta Canada	(6) (9) (11)	Director	2010

Since 2022, Director of Vaalco Energy Inc., a public oil and gas company

2020 to 2022, Director of TransGlobe Energy Corporation, a public oil and gas company

Since 2015, Director, Valeura Energy Inc., a public oil and gas company

2013 to 2022, Director of Cub Energy Inc., a public oil and gas company

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

William Roby Katy, Texas USA	(7) (8) (11)	Director	2017	Since 2020, Director of California Resources Corp, a public oil and gas company Since 2015, Chief Executive Officer, Shepherd Energy, LLC., a private energy efficiency services company

Vermilion Energy Inc. ■ Page 48 ■ 2022 Annual Information Form

			Year First
Name and			Elected or
Municipality of			Appointed
Residence	Committee(s)	Office Held	as Director	Principal Occupation During the Past Five Years
Manjit Sharma Toronto, Ontario Canada	(2) (5)	Director	2021

Since 2023, Director of TransAlta Corporation, a public utilities company

Since 2022, Director of Finning International Inc., a public machinery manufacturing company

Since 2020, Director of Export Development Canada, a financial services company

2020 to 2021, Chief Financial Officer of WSP Canada, a civil engineering company

2019 to 2021, Audit Committee of Ontario Chamber of Commerce, a charitable organization

2016 to 2019, Chief Financial Officer of GE Canada, an industrial engineering company

2013 to 2020, Audit and Investment Committee YMCA Greater Toronto, a charitable organization

Myron Stadnyk Calgary, Alberta Canada	(7) (9)	Director	2022

2013 to 2020, Chief Executive Officer of ARC Resources Ltd.

Since 2018, Director of Prairie Sky Royalty Ltd.

Since 2020, Director of Crescent Point Energy Corp.

Since 2018, Chair of the University of Saskatchewan Engineering Trust

Judy Steele Halifax, Nova Scotia Canada	(3) (5) (11)	Director	2021	Since 2012, President and Chief Operating Officer of Emera Energy, an energy marketing and trading company Since 2017, Director of Canadian Blood Services, a non-profit organization

Committees:

(1)	Chairman (Independent)
(2)	Audit Committee Chair (Independent)
(3)	Audit Committee Member (Independent)
(4)	Governance and Human Resources Committee Chair (Independent)
(5)	Governance and Human Resources Committee Member (Independent)
(6)	Health, Safety and Environment Committee Chair (Independent)
(7)	Health, Safety and Environment Committee Member (Independent)
(8)	Independent Reserves Committee Chair (Independent)
(9)	Independent Reserves Committee Member (Independent)
(10)	Sustainability Committee Chair (Independent)
(11)	Sustainability Committee Member (Independent)

Vermilion Energy Inc. ■ Page 49 ■ 2022 Annual Information Form

Officers

Name and	Office Held	Principal Occupation During the Past Five Years
Municipality of
Residence
Dion Hatcher Calgary, Alberta Canada	President & Chief Executive Officer

Since March 2023, President & Chief Executive Officer of Vermilion

January 2022 to March 2023, President of Vermilion

November 2020 to December 2021, Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

Lars Glemser Calgary, Alberta Canada	Vice President & Chief Financial Officer	Since April 2018, Vice President and Chief Financial Officer of Vermilion January 2018 to April 2018, Director, Finance of Vermilion June 2015 to January 2018, Finance Professional of Vermilion
Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion
Yvonne Jeffery Calgary, Alberta Canada	Vice President Sustainability

May 2021, Vice President, Sustainability of Vermilion

August 2020 to May 2021, Director, Sustainability of Vermilion

April 2018 to August 2020, Manager Communications, Community Investment and Sustainability of Vermilion

November 2015 to March 2018, Team Lead, Communications, Community Investment and Sustainability of Vermilion

Darcy Kerwin Calgary, Alberta Canada	Vice President International & HSE

Since November 2020, Vice President, International & HSE of Vermilion

September 2020 to November 2020, Vice President, Strategic Planning of Vermilion

February 2018 to September 2020, Managing Director, Ireland Business Unit of Vermilion

March 2014 to February 2018, Managing Director, France Business Unit of Vermilion

Bryce Kremnica Calgary, Alberta Canada	Vice President North America	Since November 2021, Vice President, North America of Vermilion May 2014 to November 2021, Director, Field Operations Canada Business Unit of Vermilion
Geoff MacDonald Calgary, Alberta Canada	Vice President Geosciences

Since November 2021, Vice President, Geosciences of Vermilion

March 2019 to November 2021, Chief Geoscientist of Vermilion

August 2015 to March 2019, Vice President, Exploration of Velvet Energy, a private oil and gas company

Kyle Preston Calgary, Alberta Canada	Vice President Investor Relations	Since July 2019, Vice President, Investor Relations of Vermilion May 2016 to July 2019, Director, Investor Relations of Vermilion
Averyl Schraven Calgary, Alberta Canada	Vice President People and Culture

Since November 2021, Vice President, People & Culture of Vermilion

December 2020 to November 2021, Director, People and Culture of Vermilion

February 2014 to December 2020, Manager, Global Human Resources Services of Vermilion

Jenson Tan Calgary, Alberta Canada	Vice President Business Development	Since October 2017, Vice President, Business Development of Vermilion July 2016 to October 2017, Director, Business Development of Vermilion
Gerard Schut Den Haag The Netherlands	Vice President European Operations	Since July 2012, Vice President, European Operations of Vermilion
Robert J. Engbloom, KC Calgary, Alberta Canada	Corporate Secretary	Since January 2015, counsel with Norton Rose Fulbright Canada LLP, a law firm

Vermilion Energy Inc. ■ Page 50 ■ 2022 Annual Information Form

Description of Capital Structure

Credit ratings

Credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings. A reduction in the credit rating of the Company or the Company's debt or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into ordinary course hedging arrangements or contracts with customers and suppliers.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

As at March 8, 2023, Vermilion had the following credit ratings from S&P Global Ratings ("S&P"), Moody's Investors Service (“Moody’s”), and Fitch Ratings (“Fitch”):

Rating Agency	Company Rating	Outlook	Senior Unsecured Notes
S&P (1)	B+ (1)	Stable	BB- (4)
Moody's (2)	B1 (2)	Stable	B3 (5)
Fitch (3)	BB- (3)	Negative	BB- (6)

Notes:

(1)

S&P rates long-term corporate credit ratings by rating categories ranging from a high of "AAA" to a low of "D". Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An obligor rated “B” is within the sixth highest of the ten categories, and is characterized by S&P as more vulnerable in the near term than obligors rated "BB", but has the capacity to meet its financial commitments on the obligation. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

(2)

Moody's corporate family ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B1 by Moody’s is within the sixth highest of nine categories. An obliger rated B1 is considered non-investment grade speculative and is subject to high credit risk.

(3)

Fitch’s corporate credit rating categories range from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. Rating outlooks may be provided to direct where a rating may potentially move within the next year or two, and fall under four outlooks: “positive”, “stable”, “negative”, or “evolving”. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

(4)

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "B+" is characterized as less vulnerable to nonpayment than other speculative issues. However, an obligation rated "B+" faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "B" category is the sixth highest of the ten available categories.

(5)

Moody’s long-term obligations ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 3 indicating a ranking in the lower end of the generic rating category. A rating of B3 by Moody’s is within the sixth highest of nine categories. Obligations rated B3 are considered non-investment grade speculative and are subject to high credit risk.

(6)

Fitch’s long-term debt instrument ratings are categorized from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

Vermilion Energy Inc. ■ Page 51 ■ 2022 Annual Information Form

Common shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Awards pursuant to which a holder may receive Common Shares have been issued under certain Vermilion compensation arrangements. See Vermilion's annual financial statements as at and for the year ended December 31, 2022 (a copy of which is available on SEDAR at www.sedar.com under Vermilion’s SEDAR profile) for further details regarding the amount and value of such awards.

Dividend history

The Company paid a monthly dividend from January 2003 through March 2020. The dividend was suspended in April 2020 in response to the deterioration in near-term commodity prices and worsening outlook for global oil demand as a result of the COVID-19 pandemic and OPEC+ oil price war. Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to Shareholders and as a result of our focus on financial strength we reinstated the dividend in the first quarter of 2022 and subsequently increased the per share amounts in both the second quarter of 2022 and the first quarter of 2023.

Solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends must be satisfied prior to the declaration of a dividend. In addition, decisions with respect to the declaration of dividends on the common shares are made by the Board of Directors on the basis of the Company's net earnings, financial requirements, and other conditions.

The following table sets forth the history of Vermilion's dividend per share:

Date	Frequency	Dividend per unit or share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 onwards	Quarterly	$0.100

The following table outlines dividends declared per share for each of the three most recently completed financial years:

Date	Dividends per common share
January 2020 to March 2020	$0.58
April 2022 to December 2022	$0.20

In the first quarter of 2023, we increased the quarterly dividend 25% to $0.10 per share, aligned with our dividend policy of providing ratable increases while ensuring the annual dividend amount is sustainable at mid-cycle pricing and our continued focus on debt reduction in 2023. The dividend of $0.10 per share for Q1 2023 was declared on March 8, 2023.

Vermilion Energy Inc. ■ Page 52 ■ 2022 Annual Information Form

Market for Securities

The outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol VET. The following table sets forth the closing price range and trading volume of the common shares on the TSX for the periods indicated:

2022	High	Low	Close	Volume
January	$20.37	$15.95	$19.78	40,244,796
February	$24.03	$19.24	$23.70	36,577,354
March	$30.76	$23.75	$26.25	61,292,055
April	$29.73	$23.11	$25.03	36,541,960
May	$29.20	$22.72	$27.36	40,157,256
June	$31.80	$21.76	$24.50	48,202,888
July	$33.34	$21.70	$33.11	38,527,271
August	$39.21	$27.86	$35.08	39,679,590
September	$35.54	$25.14	$29.57	38,795,380
October	$32.63	$27.70	$31.79	29,259,388
November	$34.00	$24.58	$26.59	45,056,846
December	$27.17	$22.92	$23.97	23,523,479

Audit Committee Matters

Audit committee charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls, and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Vermilion Energy Inc. ■ Page 53 ■ 2022 Annual Information Form

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Manjit Sharma (Chair)	Yes	Yes

Ms. Sharma has over 30 years of experience operating in complex global organizations across many industry sectors including power, energy, transportation, oil & gas, financial services, mining, and consulting. While Ms. Sharma most recently served as Chief Financial Officer of WSP Canada, the bulk of her career has been with GE Canada. While at GE, Ms. Sharma held a variety of progressively senior management roles, lastly as its Chief Financial Officer, her responsibilities spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion. Ms. Sharma serves as a member of the Board of Directors for Export Development Canada, Finning International Inc., TransAlta Corporation, and is a member of the GE Canada Pension Trust Investment Committee. She previously served as a Director of the BGO Prime Canadian Property Fund, the Board of GE Canada Company, the Ontario Chamber of Commerce and the YMCA of the Greater Toronto Area. Ms. Sharma was also recognized as one of Canada’s Top 100 Most Powerful Women in 2019. Ms. Sharma holds a Bachelors of Commerce degree from the University of Toronto, is a FCPA FCA, and has completed both the Institute of Corporate Directors Education Program and the Global Competent Boards Designation.

Robert Michaleski	Yes	Yes

Mr. Michaleski holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and is a Chartered Accountant. He has over 30 years of experience in various senior management and executive capacities at Pembina Pipeline Corporation. He was Chief Executive Officer from 2000 to 2013 and also President from 2000 to 2012. He was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a Director of Pembina from 2000 to 2020, a Director of Essential Energy Services Ltd. since 2012, and a Director of Coril Holdings Ltd. since 2003. He is a member of the Institute of Corporate Directors.

Stephen Larke	Yes	Yes

Mr. Larke holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and is a Chartered Financial Analyst. He brings over 20 years of experience in energy capital markets, including research, sales, trading, and equity finance. From 2017 to 2018, he was Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. From 2005 to 2015, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. From 1997 to 2005, he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst.

Judy Steele	Yes	Yes

Ms. Steele has more than 35 years of experience in various energy businesses including hydro, wind, biomass and natural gas fired electrical generating facilities. Currently, Ms. Steele is the President & Chief Operating Officer of Emera Energy Inc., where she is responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development. She is a member of the Emera Inc. Corporate Leadership Team and Emera’s Sustainability Management Committee and Leadership Safety Advisory Council. Prior to her current role, Ms. Steele held a variety of executive and senior management positions within Emera Inc. Ms. Steele is currently a Board member of Canadian Blood Services and a Governor of St. Francis Xavier University. She previously served as a Director and Chair of the Audit Committee for The Halifax Port Authority and was National Chair of the Canadian Breast Cancer Foundation. Ms. Steele is a recipient of the Chartered Accountant of the Year Award, from the Institute of Chartered Accountants of Nova Scotia, for outstanding community leadership

External audit service fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2022 and 2021, Deloitte LLP (PCAOB ID No. 1208), the auditors of the Company, received the following fees from the Company:

Item	2022	2021
Audit fees (1)	$1,497,599	$1,530,485
Audit-related fees (2)	$68,393	$—
Tax fees (3)	$102,385	$80,533

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2022 and 2021.
(2)	Audit-related fees billed by Deloitte LLP for other assurance engagements required by management or regulation.
(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.

Vermilion Energy Inc. ■ Page 54 ■ 2022 Annual Information Form

Conflicts of Interest

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

Interest of Management and Others in Material Transactions

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2022, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Legal Proceedings

The Company is not party to any significant legal proceedings as of March 8, 2023.

Material Contracts

The Company has not entered into any material contracts outside its normal course of business.

Interests of Experts

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.

Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and Vancouver, British Columbia.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should carefully consider the information contained herein and, in particular, the following risk factors.

Market risks

Volatility of oil and gas prices

The Company's reserves, financial performance, financial position, and cash flows are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors. Supply factors can include availability (or lack thereof) of transportation capacity and production curtailments by independent producers or by OPEC members.

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Demand factors can be impacted by general economic conditions, supply chain requirements, environmental and other factors. Environmental and other factors include changes in weather, weather patterns, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technology advances in fuel economy and energy generation devices. Shifts in supply and demand for certain commodities, products, and services may occur as climate-related risks are increasingly taken into account.

Constraints at processing facilities and/or on transportation

The Company delivers its products via gathering and processing facilities, pipeline systems, trucks, rail, and tanker. The amount of crude oi, natural gas, and natural gas liquids that the Company can produce and sell is subject to the availability, proximity, and capacity of these systems and related infrastructure. Unexpected shutdowns or curtailment of capacity of gathering and processing facilities, and pipeline systems, or an inability to secure trucks, rail, or tankers could affect the Company's production, operations, and financial results. The Company's production may flow through third party facilities which the Company does not control and these facilities may discontinue or decrease operations as result of normal course service requirements, unexpected events or otherwise. A discontinuation or decrease of operation of these third party facilities could have a material adverse effect on the Company's ability to process it's production and deliver to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers.

Volatility of foreign exchange rates

The Company's reserves, financial performance, financial position, and cash flows are affected by prevailing foreign exchange rates. An increase in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would reduce the Canadian equivalent cash receipts for Vermilion's production. Conversely, a decrease in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would increase the Canadian equivalent cash outflows for Vermilion's operating and capital expenditures.

Volatility of market price of Common Shares

The market price of Vermilion's Common Shares may be volatile and this volatility may affect the ability of Shareholders to sell Common Shares at an advantageous price. Market price fluctuations in the common shares may be due to: the Company’s operating results or financial performance failing to meet the expectations of securities analysts or investors in any quarter; downward revision in securities analysts’ estimates; governmental regulatory action; adverse change in general market conditions or economic trends; acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this AIF. In addition, the market price for securities in stock markets including Common Shares may experience significant price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that may be unrelated or disproportionate to changes in the Company's operating and financial performance.

Hedging arrangements

Vermilion may enter into agreements to fix commodity prices, interest rates, and foreign exchange rates to offset the risks affecting the business. To the extent that Vermilion engages in price risk management activities to protect the Company from unfavourable fluctuations in prices and rates, the Company may also be prevented from realizing the full benefits of favourable fluctuations in prices and rates.

To the extent that risk management activities and hedging strategies are employed to address these risks, the Company would also be exposed to risks associated with such activities and strategies, including: counterparty risk, settlement risk, basis risk, liquidity risk and market risk. These risks could impact or negate any benefits of risk management activities and hedging strategies.

In addition, commodity hedging arrangements could expose the Company to the risk of financial loss if: production falls short of the hedged volumes; there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangements; or a sudden unexpected event materially impacts oil and natural gas prices.

Operational risks

Increase in operating costs or a decline in production level

The Company's financial performance, financial position, and cash flows are affected by the Company's operating costs and production levels. Operating costs may increase and production levels may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control.

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Production levels may decline due to an inability for Vermilion to market oil and natural gas production. This could result from the availability, proximity and capacity of gathering systems, pipelines and processing facilities that Vermilion depends on in the jurisdictions in which it operates.

Operating costs could increase as a result of blowouts, environmental damage, unforeseen circumstances related to climate-change, and other unexpected and dangerous conditions which could result from a number of operating and natural hazards associated with Vermilion's operations. In addition to higher costs, Vermilion may have a potential liability to regulators and third parties as a result. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Operator performance and payment delays

Continuing production from a property are dependent upon the ability of the operator of the property, and the operator may fail to perform these functions properly. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Weather conditions

Vermilion's operations may be impacted by changing weather conditions, which may include: changes in temperature extremes, changes in precipitation patterns (including drought and flooding), rising sea levels, and increased severity of extreme weather events such as cyclones or floods. These events can impact Vermilion's operations, causing shutdowns and increased costs. In the Netherlands, rising water levels could impact facilities below sea level and in Australia a severe cyclonic event could cause damage to the Company's Wandoo platform.

Cost of new technology

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that provide them with technological advantages and may in the future allow them to implement new technologies before Vermilion does. There can be no assurance that Vermilion will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete.

Regulatory and political risks

Tax, royalty, and other government legislation

Income tax laws, royalty and other government legislation relating to the oil and gas industry in the jurisdictions in which the Company operates may change in a manner that adversely affects Vermilion.

Vermilion is exposed to increased taxation and royalties due to windfall taxes on profits. Windfall taxes have been substantively enacted within the European Union for oil and gas companies for 2022 and/or 2023 at a minimum rate of 33% calculated on taxable profits above a 20% increase in the average yearly taxable profits as compared to 2018 to 2021. As at December 31, 2022, windfall tax rates have been legislated at 33% in the Netherlands, Germany, and France or, in the case of Ireland, announced at 75%. There remains uncertainty on whether the announced windfall tax rate in Ireland of 75% will change upon legislation. In addition, there is uncertainty on whether windfall taxes will continue beyond 2023 or whether similar legislation could be enacted in other jurisdictions that Vermilion operates in.

In 2021, 136 countries and jurisdictions, including Canada, agreed to implement the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two rules, effective in 2023. The proposed Pillar Two rules are designed to ensure that large multinational enterprises pay a minimum level of tax (currently agreed upon at 15%) on the income arising in each jurisdiction where they operate. The proposed rules remain subject to approval and ratification in multiple countries and jurisdictions in which Vermilion operates in.

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Government regulations

Vermilion's operations are governed by many levels of governments in which jurisdiction the Company operates. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licenses. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed, not obtained, or revoked, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in reduced production and increased capital, operating and compliance costs.

Policy and legal risks

Policy actions that attempt to constrain actions that contribute to the adverse effects of climate change or policy actions that seek to promote adaptation to climate change continue to evolve. Policy changes could include implementing carbon-pricing mechanisms to reduce GHG emissions, shifting energy-efficient solutions, and promoting more sustainable land-use practices. The risks and financial impact of policy changes depend on the nature and timing of the policy change.

Vermilion may be exposed to increased litigation risk relating to climate change. The oil and gas industry has seen an increase in climate-related litigation claims being brought before the courts by property owners, municipalities, and public interest organizations. Some of these claims include the failure of organizations to mitigate the impacts of climate change, failure to adapt to climate change, and the insufficiency of disclosure around material financial risks. As the value of loss and damage arising from climate change increases, litigation risk will also grow.

Political events and terrorist attacks

Political events throughout the world that cause disruptions in the supply of oil affect the marketability and price of oil and natural gas acquired or discovered by Vermilion. Political developments arising in the countries in which Vermilion operates have a significant impact on the price of oil and natural gas.

Vermilion’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Vermilion’s properties, wells or facilities or any infrastructure on which the Company relies are the subject of a terrorist attack, such attack may have a material adverse effect on Vermilion’s financial performance, financial position, and cash flows.

Financing risks

Discretionary nature of dividends and share buybacks

The declaration and payment (including the amount thereof) of future cash dividends and the amount of share buybacks under the NCIB, if any, is subject to the discretion of the Board of Directors of the Company and may vary depending on a variety of factors and conditions, including the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends and the amount of the Company's cash flows. The Company's cash flows may be impacted by risks affecting the Company's business including: fluctuations in commodity prices, foreign exchange and interest rates; production and sales volume levels; production costs; capital expenditure requirements; royalty and tax burdens; external financing availability, and debt service requirements.

Depending on these and other factors considered relevant to the declaration and payment of dividends and the authorization of share buybacks by the Board of Directors and management of the Company, the Company may change its dividend policy and (or) approach to the share buybacks from time to time. Any reduction of dividends and (or) share buybacks may adversely affect the market price or value of Common Shares.

Additional financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

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Debt service

Vermilion may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Variations in interest rates and foreign exchange rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt. A decrease in the exchange rate of the Canadian dollar versus the US dollar would result in higher interest and ultimate principle payment on the Company's Senior Unsecured Notes.

Environmental risks

Environmental legislation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may include carbon taxes, enhanced emissions reporting obligations, mandates on the equipment specifications, and emissions regulations. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. In addition, such legislation may inhibit Vermilion's ability to operate the Company's assets and may make it more difficult for Vermilion to compete in the acquisition of new property rights. Presently, the Company does not believe the financial impact of these regulations on capital expenditures and earnings will be material. However, the Company actively monitors and assesses its exposure to this legislation.

Vermilion expects to incur abandonment and reclamation costs in the ordinary course of business as existing oil and gas properties are abandoned and reclaimed. These costs may materially differ from the Company's estimates due to changes in environmental regulations.

Vermilion's exploration and production facilities and other operations and activities emit some amount of greenhouse gases, which may be subject to legislation regulating emissions of greenhouse gases. This may result in a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. It is possible that future regulations may require further reductions of emissions or emissions intensity.

Hydraulic fracturing regulations

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate oil and natural gas production. Hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase Vermilion's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves, as well as increase costs.

With activist groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies, Vermilion's corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing. In addition, concerns regarding hydraulic fracturing may result in changes in regulations that delay the development of oil and natural gas resources and adversely affect Vermilion's costs of compliance and reputation. Changes in government may result in new or enhanced regulatory burdens in respect of hydraulic fracturing which could affect Vermilion's business.

Climate change

In addition to other climate-related risks discussed elsewhere in this AIF, Vermilion faces transition risks and physical risks, which are described in detail in the December 31, 2022 MD&A available on SEDAR at www.sedar.com.

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Transition risks are risks that relate to the transition to a lower-carbon economy. Transition risks impact the volatility of oil and gas prices (as consumer demand for oil and gas may decrease); environmental legislation and hydraulic fracturing regulations (which may delay or restrict the development of oil and gas); the ability to obtain additional financing (as sources of financing for oil and gas development may become more restricted); and the reliance on key personnel, management, and labour (as the workforce may transition to other sources of energy development). Practices and disclosures relating to environmental matters, including climate change, are attracting increasing scrutiny by stakeholders. Vermilion’s response to addressing environmental matters can impact the Company’s reputation and affect the Company's ability to hire and retain employees; to compete for reserve acquisitions, exploration leases, licenses and concessions; and to receive regulatory approvals required to execute operating programs.

Physical risks relate to the physical impact of climate change, which can be event driven (acute) or longer-term shifts (chronic) in climate patterns. Physical risks can have financial implications for the Company, such as direct damage to assets and indirect impacts from production disruptions. Physical risks may also increase Vermilion's operating costs.

Acquisition and expansion risks

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licenses, concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

International operations and future geographical/industry expansion

The operations and expertise of Vermilion's management are currently focused primarily on oil and natural gas production, exploration and development in three geographical regions, North America, Europe and Australia. In the future Vermilion may acquire or move into new industry related activities, enter into new geographical areas, or acquire different energy related assets. These actions may result in unexpected risks or alternatively, significantly increase the Company's exposure to one or more existing risk factors.

Acquisition assumptions

When making acquisitions, Vermilion estimates the future performance of the assets to be acquired. These estimates are subject to inherent risks associated with predicting the future performance of those assets. These estimates may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them.

Failure to realize anticipated benefits of prior acquisitions

Vermilion may complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Reserve estimates

Reserves and estimated future net revenue to be derived from reserves are estimates and have been independently evaluated by GLJ. The estimation of reserves is a complex process and requires significant judgment. Actual production and ultimate reserves will vary from those estimates and these variations may be material.

Assumptions incorporated into the estimation of reserves are based on information available when the estimate was prepared. These assumptions are subject to change and many are beyond the Company's control. These assumptions include: initial production rates; production decline rates; ultimate

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recovery of reserves; timing and amount of capital expenditures; marketability of production; future prices of crude oil and natural gas; operating costs; well abandonment costs; royalties, taxes, and other government levies that may be imposed over the producing life of the reserves.

In addition, estimates of reserves that may be developed and produced in the future are often based on methods other than actual production history, including: volumetric calculations, probabilistic methods, and upon analogy to similar types of reserves. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. As such, reserve estimates may require revision based on actual production experience.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Other risks

Cyber security

Vermilion manages cyber security risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company's reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks including:

a)	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.
b)

Regularly conducted comprehensive third party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.

c)	Disaster recovery planning, ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.

Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business. Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cyber security event of a material nature in the last three years. As it is difficult to quantify the significance of such events, cyber attacks such as, security breaches of company, customer, employee, and vendor information, as well as hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data, may in certain circumstances be material and could have an adverse effect on Vermilion’s business, financial condition and results of operations. As result of the unpredictability of the timing, nature and scope of disruptions from such attacks, Vermilion could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of its systems and networks or financial losses, any of which could have a material adverse effect on Vermilion’s competitive position, financial condition or results of operations.

Accounting adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements and such adjustments may be viewed unfavourably by the market and may result in an inability to borrow funds or a decline in price of Common Shares.

Ineffective internal controls

Effective internal controls are necessary for Vermilion to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, including those that may be imposed on Vermilion under Canadian Securities Laws and applicable U.S. federal and state securities laws, Vermilion cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Vermilion's results of operations or cause the Company to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Vermilion or its independent auditors

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discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Vermilion's consolidated financial statements and may result in a decline in the price of Common Shares.

Reliance on key personnel, management, and labour

Vermilion's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Vermilion does not have any key person insurance in effect. The contributions of Vermilion's existing management team to immediate and near term operations are likely to be of central importance. In addition, the labour force in certain areas in which the Company operates is limited and the competition for qualified personnel in the oil and natural gas industry is intense. Vermilion expects that similar projects or expansions will proceed in the same area during the same time frame as the Company's projects. Vermilion's projects require experienced employees, and such competition may result in increases in compensation paid to such personnel or in a lack of qualified personnel. There can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the business.

Potential conflicts of interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of companies which compete with Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Ukraine War

During 2022, Russian military forces invaded Ukraine resulting in a war between the two countries. The ongoing conflict between countries has impacted the supply of oil and gas from the region and has resulted in countries throughout the world imposing financial and trade sanctions against Russia which have had macroeconomic effects.

The risks disclosed in the Risk Factors section above may be exacerbated as a result of the Ukraine war, including: market risks including volatility of oil and gas prices, volatility of foreign exchange rates, volatility of market price of common shares, hedging arrangements; regulatory and political risks including tax, royalty, and other government legislation; financing risks including additional financing, debt service, variations in interest rates and foreign exchange rates; acquisition and expansion risks including international operations and future geographical/industry expansion, acquisition assumptions, failure to realize anticipated benefits of prior acquisitions.

COVID-19

COVID-19 has continued to result in varied actions by governments worldwide, impacting global oil and gas markets. The actions taken by these governments have typically included, but is not limited to travel bans, mandatory and self-imposed quarantines and isolations, social distancing, and the closing of non-essential businesses which may have significant negative effects on economies, including a substantial decline in crude oil and natural gas demand.

The following risks disclosed in the Risk Factors section above may be exacerbated as a result of the COVID-19 pandemic: market risks related to the volatility of oil and gas prices, volatility of foreign exchange rates, volatility of the market price of common shares, and hedging arrangements; operational risks related to increasing operating costs or declines in production levels, operator performance and payment delays, and government regulations; financing risks related to the ability to obtain additional financing, ability to service debt, and variations in interest rates and foreign exchanges rates; and other risks related to cyber-security as our workforce continues to work part time through remote connections, accounting adjustments, effectiveness of internal controls, and reliance on key personnel, management, and labour.

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Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com under Vermilion’s SEDAR profile. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2022.

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Appendix A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.

We have evaluated the Company’s reserves data as at December 31, 2022. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2022, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 2022, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

		Location of Reserves		Net Present Value of Future Net Revenue
Independent Qualified Reserves	Effective Date of	(Country or Foreign		(before income taxes, 10% discount rate - $M)
Evaluator	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	December 31, 2022	Australia	—	420,796	—	420,796
GLJ Petroleum Consultants	December 31, 2022	Canada	—	5,015,475	—	5,015,475
GLJ Petroleum Consultants	December 31, 2022	CEE	—	183,177	—	183,177
GLJ Petroleum Consultants	December 31, 2022	France	—	1,166,273	—	1,166,273
GLJ Petroleum Consultants	December 31, 2022	Germany	—	1,666,977	—	1,666,977
GLJ Petroleum Consultants	December 31, 2022	Ireland	—	1,058,289	—	1,058,289
GLJ Petroleum Consultants	December 31, 2022	Netherlands	—	808,453	—	808,453
GLJ Petroleum Consultants	December 31, 2022	United States	—	980,585	—	980,585
Total			—	11,300,025	—	11,300,025

6.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 14, 2023

"Jodi L. Anhorn"
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

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Appendix B

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and related future net revenue as at December 31, 2022, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to the Annual Information Form of the Company for the year ended December 31, 2022.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

“Dion Hatcher”
Dion Hatcher, President and Chief Executive Officer

"Lars Glemser"
Lars Glemser, Vice President and Chief Financial Officer

“Robert Michaleski”
Robert Michaleski, Director and Chairman of the Board

“William Roby”
William Roby, Director

March 8, 2023

Vermilion Energy Inc. ■ Page 65 ■ 2022 Annual Information Form

Appendix C

Audit Committee Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of Vermilion Energy Inc. (the "Corporation") in its oversight role with respect to matters including:

i.	the Corporation’s accounting and financing reporting processes and the audit of the Corporation’s financial statements;
ii.	the quality and integrity of financial information;
iii.	the Corporations’ compliance with legal and regulatory requirements;
iv.	the effectiveness of the Corporation’s systems of disclosure controls and internal controls regarding finance, accounting, legal, regulatory compliance and ethics;
v.	the effectiveness or risk management and compliance practices;
vi.	recommend the independent external auditors’ appointment (the “auditor”) performance, qualifications and independence;
vii.	related party transactions; and
viii.	he preparation of a report of the Committee to be included in the annual management proxy circular of the Corporation,

with management of the Corporation responsible for the Corporation's financial reporting, information systems, risk management, disclosure controls, internal controls and compliance.

1.	Committee Structure and Operations

1.1	The Committee shall consist of not less than three directors and not more than five directors.
1.2

Each member of the Committee shall satisfy the applicable independence(1) and experience requirements of the laws governing the Corporation and the applicable rules of any stock exchange on which the Corporation’s securities are listed.

1.3

All Committee members shall be "financially literate"(2), and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s securities are listed.

1.4

No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the member's independence or the ability of such member to serve effectively on the Committee.

1.5	The Committee shall meet at least four times each year.
1.6	The Committee shall meet in-camera without management present with: (i) the external auditor, (ii) the internal auditor; and (iii) the members of the Committee.

2.	Financial Information and Reporting

2.1	The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i.	Review and recommend approval of the Corporation's annual financial statements and related MD&A and earnings press releases.
ii.	Review and recommend approval of the Corporation's quarterly financial statements and related MD&A and earnings press releases.
iii.

Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

iv.	Review and recommend approval by the Board of the Corporation's Annual Information Form and any financing disclosure documents (as required).

1

Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.

2

The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Vermilion Energy Inc. ■ Page 66 ■ 2022 Annual Information Form

2.2	Review and consider:

i.	The critical accounting policies and financial reporting practices used by the Corporation (including the appropriateness thereof).
ii.

Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

iii.

Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (the “IFRS”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

iv.

Any management letter or schedule of unadjusted differences provided by the auditor and the Corporation’s response to that letter and other material written communication between auditor and management.

v.

Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the auditor’s activities or on access to requested information and management’s response thereto.

vi.	Any new or pending developments in accounting and reporting standards that may affect the Corporation.
vii.	The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.
viii.	Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.
ix.

The use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

x.	The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.
xi.

Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xii.	Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

3.Oversight of Independent External Auditor

3.1

Recommend to the Board for approval the auditor to be appointed auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

3.2	Recommend to the Board the remuneration of the auditor.
3.3	Review and approve the scope and terms of all audit engagements.
3.4	Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.
3.5	Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the auditor.
3.6	Oversee the performance by the auditor of its engagement and report to the Board on relevant matters, including but not limited to:
i.	The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.
ii.	Any significant accounting or financial reporting issues.
iii.	Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, identified by the auditor.
iv.	The resolution of any disagreements between management and the auditor regarding financial reporting.
3.7	Evaluate the qualifications, performance and independence of the auditor, including:
i.	Review and evaluate the proposed lead audit partner.
ii.	Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.
iii.

Receive on periodic basis a written statement from the auditors confirming its independence, including a list of relationships between the auditor and the Corporation that may reasonably be expected to impact the independence of the auditor.

iv.

Discuss with the auditor any relationships or services that the auditor reasonably believes may affect the objectivity and independence of the auditors, and recommend to the Board appropriate action in response thereto.

v.	Annually request and review a report from the auditor regarding:
a)	the auditor’s quality-control procedures;
b)

any material issues raised by the most recent quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and

c)	any steps taken in respect of any such issues.
3.8	Ensure the auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.
3.9	Meet with auditor in camera without management present.

Vermilion Energy Inc. ■ Page 67 ■ 2022 Annual Information Form

4.Risk Management Oversight

4.1

The Committee is responsible for the oversight of management’s identification, and evaluation, of the Corporation’s principal risks, and the implementation of appropriate policies, processes and systems to manage or mitigate the risks within the Corporation’s risk framework.

4.2	The Committee shall:

i.	Oversee, and ensure management reports annually to Board in respect of:
a)	the Corporation's principal risks and overall risk profile;
b)	the Corporation's strategies in addressing its risk profile;
c)	the processes, policies, procedures and controls in place to manage or mitigate the Corporation's principal risks; and
d)	the overall effectiveness of the enterprise risk management process and program.
ii.	Oversee the Corporation's credit and counterparty, market and financial, political and strategic, and repatriation risks.
iii.	Receive and review managements' annual risk register update including an update on residual risks.
iv.

Review the Corporation's annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5.Internal Controls

5.1	Oversee, and review and approve as required:
i.	Processes adopted by management for establishing effective internal control over financial reporting (the "ICFR") and disclosure controls and procedures (the "DC&P").
ii.	The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.
iii.	Changes to the Corporation's ICFR, DC&P and management information systems.
iv.	Oversee management's certification of ICFR and DC&P.
v.	Spending authority and approval limits.

6.Information Technology – Cyber Security

6.1	Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation's core IT operating systems.
6.2	Review annually (or more frequently as the Committee may request) the Corporation's cyber security programs and their effectiveness.
6.3	Receive as frequently as the Committee may request an update on the Corporation's compliance program for cyber threats and security.
6.4	Ensure significant breaches are reported in accordance with best governance practices.

7. Environment, Social and Governance (“ESG”)

7.1	In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation
7.2	Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.
7.3	Review ESG disclosure.

8.General Compliance

8.1Oversee, and periodically review, procedures for:

i.

The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii.	Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
iii.	The review and approval of the President and Chairman’s expenses and perquisites.
iv.	The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.

Vermilion Energy Inc. ■ Page 68 ■ 2022 Annual Information Form

Duties and Responsibilities	Meeting
	Q1	Q2	Q3	Q4
2. Financial Information and Reporting
2.1 Responsibilities include:
i. Review and recommend approval of the Corporation's annual financial statements, and related MD&A and earnings press releases.	✓
ii. Review and recommend Board approval of quarterly financial statements, MD&A and press release.		✓	✓	✓

iii. Ensure adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's filed financial reporting, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures.

	✓	✓	✓	✓
iv. Review Annual Information Form	✓
2.2 Review and consider:
i. The critical accounting policies and financial reporting practices used by the Corporation, including the appropriateness thereof.	As needed.

iIi. Issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation.

As needed.

iii. Financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item.

As needed.

iv. Any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management.

As needed.

v. Any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto.

As needed.
vi. Any new or pending developments in accounting and reporting standards that may affect the Corporation.	As needed.
vii. The effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures.	As needed.
viii. Any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Corporation.	As needed.

ix. The use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation.

As needed.
x. The use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles.	As needed.

xi. Any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements.

As needed.
xii. Any other accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.	As needed.

3. Independent External Auditor

3.1 Recommend to the Board for approval the independent auditor to be appointed as auditor of the Corporation or successor auditor of the Corporation in the event of the termination, resignation or removal of the auditor.

✓
3.2 Recommend to the Board the remuneration of the independent auditor.	✓
3.3 Review and approve the scope and terms of all audit engagements.	✓
3.4 Satisfy itself that the audit plan proposed by the auditor is risk-based and addresses all the relevant activities.	As needed.
3.5 Pre-approve all audit services and permitted non-audit services (including fees terms and conditions for the performance of such services) to be provided by the independent auditor.	As needed.
3.6 Oversee the performance of independent external auditor and report to the Board on the relevant items.	✓	✓	✓	✓
i. The Corporation’s quarterly and annual financial statements and the auditor’s reporting in respect thereof including the appropriateness of policies and underlying estimates.	✓	✓	✓	✓
ii. Any significant accounting or financial reporting issues.	✓	✓	✓	✓
iii. Any material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general identified by the auditor.	✓	✓	✓	✓
iv. The resolution of any disagreements between management and external auditor regarding financial reporting.	✓	✓	✓	✓
3.7 Evaluate the qualifications, performance and independence of the auditor
i.Review and evaluate the proposed lead audit partner.	✓	✓	✓	✓
ii. Ensure the rotation of the lead audit partner occurs in accordance with applicable requirements.	✓	✓	✓	✓

iii. Receive on periodic basis a written statement from the external auditors confirming its independence, including a list of relationships between the external auditor and the Corporation that may reasonably be expected to impact the independence of the external auditor.

	✓	✓	✓	✓

iv. Discuss with the external auditor any relationships or services that the external auditor reasonably believes may affect the objectivity and independence of the external auditors, and recommend to the Board appropriate action in response thereto.

	✓	✓	✓	✓

v. Annually request and review a report from the external auditor regarding:

-Auditor’s quality control procedures.

-Any material issues raised by the most recent quality-control review.

-Steps taken in respect of any such issues.

✓
3.8 Ensure the external independent auditor receives, during its term of office, notice of every meeting of the Committee and, if so requested by the Chair of the Committee, attends such meetings.				✓
3.9 Meet with auditor in camera without management present.	✓	✓	✓	✓

Vermilion Energy Inc. ■ Page 69 ■ 2022 Annual Information Form

4. Risk Management
4.2 The Committee shall:	✓	✓	✓	✓

i.Oversee, and ensure management reports and reviews annually to the Board in respect of:

- the Corporation's principal risks and overall risk profile;

- the Corporation's strategies in addressing its risk profile;

- the processes, policies, procedures and controls in place to manage or mitigate the Corporation’s principal risks; and

- the overall effectiveness of the enterprise risk management process and program.

ii. Oversee the Corporation's credit and counterparty, market and financial, political and strategic, and repatriation risks.	✓	✓	✓	✓
iii. Receive and review managements' annual risk register update including an update on residual risks.			✓

iv. Review the Corporation's annual insurance program, including the risk retention philosophy, potential exposure and corporate liability protection programs and ensure management reports to the Board in respect thereof.

5. Internal Controls
5.1 The Committee shall review and approve as required:
i.Processes adopted by management for establishing effective internal control over financial reporting ICFR and DC&P.	✓	✓	✓	✓
ii. The adequacy and effectiveness of the Corporation’s accounting, ICFR and DC&P policies and procedures and management information systems.	✓	✓	✓	✓
iii. Changes to the Corporation's ICFR, DC&P and management information systems.	✓	✓	✓	✓
iv. Oversee management's certification of ICFR and DC&P.	✓	✓	✓	✓
v. Spending authority and approval of limits.	✓	✓	✓	✓

6. Information Technology – Cyber Security
6.1 Receive annually (or more frequently as the Committee may request) a system status update with respect to the Corporation's core IT operating systems.				✓
6.2 Review annually (or more frequently as the Committee may request) the Corporation's cyber security programs and their effectiveness.				✓
6.3 Receive as frequently as the Committee may request an update on the Corporation's compliance program for cyber threats and security.	As needed.
6.4 Ensure significant breaches are reported in accordance with best governance practices.	As needed.

7. Environment, Social and Governance (“ESG”)
7.1 In collaboration with the Sustainability Committee, review and assess ESG-related risks to the Corporation.	✓	✓	✓	✓
7.2 Regularly review the Corporations’ risk management policies and processes for, and approach to, addressing ESG-related risks.	✓	✓	✓	✓
7.3 Review ESG disclosure.	✓	✓	✓	✓

8. General Compliance
8.1 Oversee, and periodically review procedures for:	As needed.

i.The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii.Treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
iii.The review and approval of the President and Chairman’s expenses and perquisites.
iv.The review of any transactions involving the Corporation in which directors or officers of the Corporation have a material interest.
8.2 Review this mandate and make recommendations to the Board as appropriate.				✓

Vermilion Energy Inc. ■ Page 70 ■ 2022 Annual Information Form